(WASTE CONNECTIONS, INC. LOGO)

--------------------------------------------------------------------------------
$150,000,000

5 1/2% CONVERTIBLE SUBORDINATED NOTES DUE 2006 AND 3,944,755 SHARES OF COMMON STOCK ISSUABLE UPON CONVERSION OF THE NOTES
--------------------------------------------------------------------------------

Selling holders will use this prospectus to sell the notes and the shares of common stock into which the notes are convertible at any time at market prices prevailing at the time of the sale or at privately negotiated prices. The selling holders may sell the notes or the common stock directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions.

The holders of the notes may convert the notes into shares of our common stock at any time at a conversion rate of approximately 26.2985 shares per $1,000 principal amount of notes. The conversion price is $38.03 per share. Interest on the notes is payable on April 15 and October 15 of each year, commencing on October 15, 2001. At any time on or after April 15, 2004, we may redeem the notes, in whole or in part, at the redemption prices as set forth in this prospectus.

In the event of a change in control, as defined in this prospectus, each holder of notes may require us to repurchase the notes for cash at 100% of the principal amount of the notes plus accrued interest.

The notes are unsecured obligations that are subordinated in right of payment to all of our existing and future senior indebtedness. There are no sinking fund provisions. Our long-term credit facility allows us to borrow up to $435 million; however, bank covenant restrictions existing as of June 30, 2001, limited our maximum borrowings under the credit facility to $325 million. Borrowings under our credit facility are senior to the notes.

We do not intend to list the notes for trading on any national securities exchange or The Nasdaq National Market. Our common stock is listed on The Nasdaq National Market under the symbol "WCNX." On September 4, 2001, the closing sale price of our common stock, as reported on The Nasdaq National Market, was $32.12.

INVESTING IN THE NOTES AND OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 8.

THE SECURITIES OFFERED OR SOLD UNDER THIS PROSPECTUS HAVE NOT BEEN APPROVED BY THE SEC OR ANY STATE SECURITIES COMMISSION, NOR HAVE THESE ORGANIZATIONS DETERMINED THAT THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


The date of this prospectus is September 10, 2001.

                              [INSIDE FRONT COVER]

This prospectus contains registered service marks, trademarks and trade names of Waste Connections, including the Waste Connections, Inc. name and logo.

                DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

     We make "forward-looking statements" throughout this prospectus. These statements can be identified by the use of forward-looking terminology such as "believes," "expects," "may," "will," "should," or "anticipates" or the negative thereof or comparable terminology, or by discussions of strategy. Waste Connections' business and operations are subject to a variety of risks and uncertainties and, consequently, actual results may materially differ from those projected by any forward-looking statements. Factors that could cause actual results to differ from those projected include, but are not limited to, the following:

     - competition or unfavorable economic or industry conditions could lead to a decrease in demand for our services and to a decline in prices we realize for our services;

     - we may be required to pay increased prices for acquisitions, and we may experience difficulty in integrating and deriving synergies from acquisitions;

     - we cannot be certain that we will always have access to the additional capital that we may require for our growth strategy or that our cost of capital will not increase;

     - governmental regulations may require increased capital expenditures or otherwise affect our business;

     - companies that we acquire could have undiscovered liabilities;

     - we are highly dependent on the services of senior management;

     - if our financial condition deteriorates, we may be unable to repurchase the notes if a change in control occurs; and

     - there is no public market for the notes and their transferability is significantly restricted.

     These risks and uncertainties, as well as others, are discussed in greater detail in Waste Connections' filings with the SEC, including our most recent annual report on Form 10-K and quarterly reports on Form 10-Q. You should read carefully the section of this prospectus under the heading "Risk Factors" beginning on page 8. We make no commitment to revise or update any forward-looking statements in this prospectus to reflect events or circumstances after the date of this prospectus.

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

                                    SUMMARY

     This summary highlights some information from this prospectus. This document may not contain all of the information that is important to you. To understand this offering fully, you should read this prospectus carefully, including the risk factors and the financial statements incorporated by reference herein. You should also read and consider the information in the documents we have referred you to in "Where You Can Find More Information." Unless otherwise specified, all references to "Waste Connections" mean Waste Connections, Inc. and our subsidiaries, and all references to "solid waste" mean non-hazardous solid waste.

                                  OUR BUSINESS

     Waste Connections is a regional, integrated solid waste services company that provides solid waste collection, transfer, disposal and recycling services in secondary markets of the western U.S. We currently own and operate 65 collection operations, 23 transfer stations, and 17 recycling facilities. We own and operate 14 Subtitle D landfills and operate another landfill in which we own a majority interest. We also operate, but do not own, an additional nine transfer stations and six landfills. As of June 30, 2001, we served more than 700,000 commercial, industrial and residential customers in 15 states:
California, Colorado, Iowa, Kansas, Minnesota, Montana, Nebraska, New Mexico, Oklahoma, Oregon, South Dakota, Texas, Utah, Washington and Wyoming. Over 50% of our revenues are generated in exclusive markets, the majority of which are from exclusive arrangements, including franchise agreements, long-term municipal contracts and governmental certificates.

     We have targeted secondary markets of the western U.S. because we believe that:

     - there is a greater opportunity to obtain a strong market share in those markets through exclusive arrangements or competitive asset position;

     - these markets have strong projected economic and population growth rates;

     - a large number of independent solid waste services companies suitable for acquisition by us are located in these markets; and

     - there is less competition in these markets from large, well-capitalized solid waste services companies.

     In addition, our senior management team has extensive experience in acquiring, integrating and operating solid waste services business in the western U.S.

     We have developed a two-pronged strategy tailored to the competitive and regulatory factors that affect our markets. In the markets where waste collection services are performed under exclusive arrangements, we generally focus on controlling the solid waste stream by providing collection services under these exclusive arrangements. In markets where we believe that competitive and regulatory factors make owning landfills advantageous, we generally focus on providing integrated services, from collection through disposal of solid waste in landfills that we own or operate.
                           -------------------------

     Waste Connections' executive offices are located at 620 Coolidge Drive, Suite 350, Folsom, California 95630. Our telephone number is (916) 608-8200. Our website is www.wasteconnections.com. The information provided on our website is not incorporated into this prospectus.

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                             SUMMARY FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following consolidated statement of operations and other data for the years ended December 31, 1998, 1999 and 2000, are derived from our audited financial statements. The unaudited statement of operations and other data for the six months ended June 30, 2000 and 2001 and unaudited consolidated balance sheet data as of June 30, 2001 are derived from our Quarterly Report on Form 10-Q filed August 14, 2001, with the SEC.

                                                          YEAR ENDED DECEMBER 31,           SIX MONTHS ENDED JUNE 30,
                                                  ---------------------------------------   -------------------------
                                                     1998          1999          2000          2000          2001
                                                  -----------   -----------   -----------   -----------   -----------
STATEMENT OF OPERATIONS DATA(1):
  Revenues......................................  $    99,624   $   184,225   $   304,355   $   140,033   $   179,081
  Operating Expenses:
    Cost of operations..........................       71,635       112,686       174,510        80,853        98,881
    Selling, general and administrative.........        9,967        15,754        25,416        11,792        15,059
    Depreciation and amortization...............        8,008        14,769        27,195        12,584        16,896
    Stock compensation..........................          632           265           163           109            --
    Acquisition-related(2)......................           --         9,003           150           150            --
                                                  -----------   -----------   -----------   -----------   -----------
  Income from operations........................        9,382        31,748        76,921        34,545        48,245
  Interest expense..............................       (3,458)      (11,531)      (28,705)      (13,722)      (15,245)
  Other income (expense), net(3)................          410           (66)         (717)         (932)      (10,784)
  Minority interests............................           --            --            --            --        (3,498)
                                                  -----------   -----------   -----------   -----------   -----------
  Income before income tax provision............        6,334        20,151        47,499        19,891        18,718
  Income tax provision..........................       (3,040)      (10,924)      (19,310)       (8,219)       (7,464)
  Extraordinary item(4).........................       (1,027)           --            --            --          (144)
                                                  -----------   -----------   -----------   -----------   -----------
  Net income....................................  $     2,267   $     9,227   $    28,189   $    11,672   $    11,110
                                                  ===========   ===========   ===========   ===========   ===========
  Redeemable convertible preferred stock
    accretion...................................         (917)           --            --            --            --
                                                  -----------   -----------   -----------   -----------   -----------
  Net income applicable to common stockholders..  $     1,350   $     9,227   $    28,189   $    11,672   $    11,110
                                                  ===========   ===========   ===========   ===========   ===========
  Diluted net income per share..................  $      0.11   $      0.46   $      1.17   $      0.53   $      0.40
                                                  ===========   ===========   ===========   ===========   ===========
  Shares used in calculating diluted net income
    per share...................................   12,323,990    19,929,539    23,994,994    22,050,855    27,626,398
                                                  ===========   ===========   ===========   ===========   ===========
OTHER DATA:
  Net cash provided by operating activities.....  $    10,890   $    21,973   $    53,776   $    20,416   $    28,801
  Net cash used in investing activities.........      (65,483)     (256,277)     (192,974)     (116,565)      (41,628)
  Net cash provided by financing activities.....       56,592       233,346       139,266        96,252        15,523
  EBITDA(5).....................................       17,390        46,517       104,116        47,129        65,141
  EBITDA margin(6)..............................         17.5%         25.3%         34.2%         33.7%         36.4%

                                                                JUNE 30,
                                                                  2001
                                                              -------------
BALANCE SHEET DATA:
  Cash and equivalents......................................    $  5,157
  Working capital (deficit).................................        (592)
  Property and equipment, net...............................     438,142
  Total assets..............................................     894,190
  Long-term debt, net of current portion....................     374,622
  Total stockholders' equity................................     353,173

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

     The ratio of earnings to combined fixed charges and preferred stock dividends for Waste Connections is set forth below for the periods indicated.

                                                                                                    SIX MONTHS
                                                   YEAR ENDED DECEMBER 31,                            ENDED
                             -------------------------------------------------------------------     JUNE 30,
                                1996          1997          1998          1999          2000           2001
                             -----------   -----------   -----------   -----------   -----------   ------------
Ratio of earnings to
  combined fixed charges
  and preferred stock
  dividends(7).............          2.8           N/A(8)         2.2          2.7           2.6       2.2
Pro Forma ratio of earnings
  to combined fixed charges
  and preferred stock
  dividends(7)(9)..........                                                                  3.1       2.3

---------------
(1) Waste Connections' historical financial statements have been retroactively restated to reflect the acquisitions consummated through June 30, 2001 that were accounted for using the pooling-of-interests method.

(2) Acquisition-related expenses consist of direct merger related expenses for acquisitions accounted for using the pooling-of-interests method.

(3) Other income (expense), net for the six months ended June 30, 2001 includes a $4.9 million loss recognized on the sale of certain Utah operations that were deemed to no longer be of strategic importance to us, and $6.3 million of expenses resulting from the early termination of an interest rate swap.

(4) Extraordinary item represents the expense from early extinguishment of debt, net of income tax effects.

(5) EBITDA represents income from operations plus depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations as determined by generally accepted accounting principles. Further, EBITDA does not necessarily indicate whether cash flow will be sufficient for items such as working capital, capital expenditures, or to react to changes in our industry or the economy in general. We believe that EBITDA is a frequently used measure that provides additional information for determining our ability to meet debt service requirements and that it is one of the indicators upon which we, our lenders and certain investors assess our financial performance and our capacity to service debt. We therefore interpret the trends that EBITDA depicts as one measure of our liquidity. Because EBITDA is not calculated by all companies and analysts in the same fashion, the EBITDA measures presented by us may not necessarily be comparable to other similarly titled measures of other companies. Therefore, in evaluating EBITDA data, investors should consider, among other factors:

          - the non-GAAP nature of EBITDA data;

          - actual cash flows;

          - the actual availability of funds for debt service, capital expenditures and working capital; and

          - the comparability of our EBITDA data to similarly titled measures reported by other companies.

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

      Our measurement of EBITDA under our credit facility, for purposes of determining debt covenant compliance, is further adjusted for the following:

          - the effect of purchase accounting acquisitions closed during the preceding 12 months;

          - amortization of deferred stock compensation charges;

          - EBITDA from non-100% owned consolidated subsidiaries; and

          - other one-time charges that are specifically stated in the credit facility agreement.

      As of June 30, 2001, we are in compliance with the EBITDA requirements of our credit facility.

(6) EBITDA margin represents EBITDA expressed as a percentage of revenues.

(7) For purposes of calculating the ratios, fixed charges consist of interest on debt, amortization of discount on debt, and the interest portion of rental expense on operating leases.

      The ratio of earnings to combined fixed charges and preferred stock dividends is calculated as follows:

  (income before extraordinary charges and income taxes) + (fixed charges and preferred stock dividends) -- (capitalized interest)
                 (fixed charges and preferred stock dividends)

(8) For the year ended December 31, 1997, our earnings were inadequate to cover combined fixed charges and preferred stock dividends. The coverage deficiency was $3,367,000.

(9) Gives effect to the note offering as if it had occurred on January 1, 2000.

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

                                  RISK FACTORS

     You should carefully consider the risks described below before making an investment decision. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations.

     Any or all of the following risks could materially and adversely affect our business, financial condition and results of operations. As a result, the trading price of our common stock could decline, and you may lose all or part of your investment.

     This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of the risks described below and elsewhere in this prospectus and other factors that we cannot now foresee.

                         RISKS RELATED TO OUR BUSINESS

DIFFICULTIES IN MAKING ACQUISITIONS, ACQUIRING EXCLUSIVE CONTRACTS AND GENERATING INTERNAL GROWTH MAY CAUSE OUR GROWTH TO BE SLOWER THAN EXPECTED.

     Our growth strategy includes expanding through acquisitions, acquiring additional exclusive arrangements and generating internal growth. Since inception, most of our growth has been through acquisitions. Internally generated growth for the industry and Waste Connections has been less than 8% per year. Although we have identified numerous acquisition candidates that we believe are suitable, we may not be able to acquire them at prices or on terms and conditions favorable to us. Our ability to grow also depends on several other factors, including

     - the availability of capital to support our growth,

     - our ability to compete with existing and emerging companies,

     - our ability to maintain profit margins in the face of competitive pressures,

     - our ability to continue to recruit, train and retain qualified employees and

     - continued strong demand for our services.

Difficulties in any of these areas could hinder our growth.

OUR GROWTH AND FUTURE FINANCIAL PERFORMANCE DEPEND SIGNIFICANTLY ON OUR ABILITY TO INTEGRATE ACQUIRED BUSINESSES INTO OUR ORGANIZATION AND OPERATIONS.

     Part of our strategy is to achieve economies of scale and operating efficiencies by growing through acquisitions. We may not achieve these goals unless we effectively combine the operations of acquired businesses with our existing operations. Our senior management team may not be able to integrate our completed and future acquisitions. Any difficulties we encounter in the integration process could interfere with our operations and reduce our operating margins.

OUR ACQUISITIONS MAY NOT BE SUCCESSFUL, RESULTING IN CHANGES IN STRATEGY, OPERATING LOSSES OR A LOSS ON SALE OF THE BUSINESS ACQUIRED.

     Even if we are able to make acquisitions on advantageous terms and are able successfully to integrate them into our operations and organization, some may not successfully fulfill our strategy in a given market due to factors that we cannot control, such as market position or customer base. As a result, operating margins could be less than we originally anticipated when we made the acquisition. We then may be forced to change our strategy with respect to the

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market or businesses acquired in the market and to sell the operation at a loss.
For example, we incurred a loss on sale of $4.9 million when we recently disposed of some of assets that we had previously acquired in Utah and later concluded were no longer of strategic importance.

RAPID GROWTH MAY STRAIN OUR MANAGEMENT, OPERATIONAL, FINANCIAL AND OTHER RESOURCES.

     From inception through June 30, 2001, we acquired 123 solid waste services related businesses. To maintain and manage our growth, we will need to expand our management information systems capabilities and our operational and financial systems and controls. We will also need to attract, train, motivate, retain and manage additional senior managers, technical professionals and other employees. Failure to do any of these things would restrict our ability to maintain and improve our profitability while continuing to grow.

WE COMPETE FOR ACQUISITION CANDIDATES WITH OTHER PURCHASERS, SOME OF WHICH HAVE GREATER FINANCIAL RESOURCES THAN WASTE CONNECTIONS AND THUS MAY BE ABLE TO OFFER MORE FAVORABLE ACQUISITION TERMS, THEREBY LIMITING OUR ABILITY TO GROW THROUGH ACQUISITION.

     Other companies have adopted or will probably adopt our strategy of acquiring and consolidating regional and local businesses. We expect that increased consolidation in the solid waste services industry will increase competitive pressures. Increased competition for acquisition candidates may make fewer acquisition opportunities available to us, and may cause us to make acquisitions on less attractive terms, such as higher purchase prices. Acquisition costs may increase to levels beyond our financial capability or to levels that would adversely affect our operating results and financial condition. Our ongoing ability to make acquisitions will depend in part on the relative attractiveness of our common stock as consideration for potential acquisition candidates. This attractiveness may depend largely on the relative market price and capital appreciation prospects of our common stock compared to the common stock of our competitors. If the market price of our common stock were to decline materially over a prolonged period of time, we may find it difficult to make acquisitions on attractive terms.

TIMING AND STRUCTURE OF ACQUISITIONS MAY CAUSE FLUCTUATIONS IN OUR QUARTERLY RESULTS, WHICH MAY CAUSE OUR STOCK PRICE TO DECLINE.

     We are not always able to control the timing of our acquisitions. Obtaining third party consents and regulatory approvals, completing due diligence on the acquired businesses, and finalizing transaction terms and documents are not entirely within our control and may take longer than we anticipate, causing certain transactions to be delayed. Our inability to complete acquisitions in the time frames that we expect may cause our operating results to be less favorable than expected, which could cause our stock price to decline. In addition, whether we account for an acquisition using the purchase or the pooling-of-interests method determines how the acquisition affects our financial results.

WE MAY BE UNABLE TO COMPETE EFFECTIVELY WITH GOVERNMENTAL SERVICE PROVIDERS AND LARGER AND BETTER CAPITALIZED COMPANIES, WHICH MAY RESULT IN REDUCED REVENUES AND LOWER PROFITS.

     Our industry is highly competitive, fragmented and requires substantial labor and capital resources. Some of the markets in which we compete or will likely compete are served by one or more large, national solid waste companies, as well as by numerous regional and local solid waste companies of varying sizes and resources, some of which have accumulated substantial goodwill in their markets. We also compete with counties, municipalities and solid waste districts that maintain their own waste collection and disposal operations. These operators may have financial advantages over Waste Connections because of their access to user fees and similar charges, tax revenues and tax-exempt financing. Some of our competitors may also be

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

better capitalized, have greater name recognition or be able to provide services at a lower cost than Waste Connections.

WE MAY LOSE CONTRACTS THROUGH COMPETITIVE BIDDING, EARLY TERMINATION OR GOVERNMENTAL ACTION, WHICH WOULD CAUSE OUR REVENUES TO DECLINE.

     We derive a substantial portion of our revenue from services provided under exclusive municipal contracts, franchise agreements and governmental certificates. Many of these will be subject to competitive bidding at some time in the future. For example, we have 45 municipal contracts, representing annual revenues of approximately $4 million, that will expire in the next 12 months. We also intend to bid on additional municipal contracts and franchise agreements. However, we may not be the successful bidder. In addition, some of our customers may terminate their contracts with us before the end of the contract term. Municipalities in Washington may by law annex unincorporated territory, which would likely remove such territory from the area covered by governmental certificates issued to us by the Washington Utilities and Transportation Commission. Annexation would reduce the areas covered by our governmental certificates and subject more of our Washington operations to competitive bidding in the future. Moreover, legislative action could amend or repeal the laws governing governmental certificates, which could harm our competitive position by subjecting more areas to competitive bidding. If we were not able to replace revenues from contracts lost through competitive bidding or early termination or from the renegotiation of existing contracts with other revenues within a reasonable time period, our revenues could decline.

WE MAY NOT HAVE ENOUGH CAPITAL OR BE ABLE TO RAISE ENOUGH ADDITIONAL CAPITAL ON SATISFACTORY TERMS TO MEET OUR CAPITAL REQUIREMENTS, WHICH WOULD LIMIT OUR GROWTH THROUGH ACQUISITIONS.

     Continued growth will require additional capital. We expect to finance future acquisitions through cash from operations, borrowings under our credit facility, issuing additional equity or debt securities and/or seller financing. If acquisition candidates are unwilling to accept, or we are unwilling to issue, shares of our common stock as part of the consideration for acquisitions or if our common stock does not maintain a sufficient market value, we may have to use more of our cash or borrowings under our credit facility to fund acquisitions. Using cash for acquisitions limits our financial flexibility and makes us more likely to seek additional capital through future debt or equity financings. If available cash from operations and borrowings under the credit facility are not sufficient to fund acquisitions, we will need additional equity and/or debt financing. If we seek more debt, our interest expense would increase and we may have to agree to financial covenants that limit our operational and financial flexibility. We have pledged all of our assets as collateral for our credit facility, which could restrict our ability to obtain additional debt on attractive terms. If we seek more equity, we may dilute the ownership interests of our then-existing stockholders. If we are unable to obtain additional equity and/or debt financing on attractive terms, our rate of growth through acquisitions may decline. We will also need to make substantial capital expenditures to develop or acquire new landfills, transfer stations and other facilities and to maintain such properties.

WE DEPEND SIGNIFICANTLY ON THE SERVICES OF THE MEMBERS OF OUR MANAGEMENT TEAM, AND THE DEPARTURE OF ANY OF THOSE PERSONS COULD CAUSE OUR OPERATING RESULTS TO SUFFER.

     Our success depends significantly on the continued individual and collective contributions of our senior and district management team. Key members of our management have entered into employment agreements, but we may not be able to enforce these agreements. The loss of the services of any member of our senior or district management or the inability to hire and retain experienced management personnel could harm our operating results.

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

OUR DECENTRALIZED DECISION MAKING STRUCTURE COULD ALLOW LOCAL MANAGERS TO MAKE DECISIONS THAT ADVERSELY AFFECT OUR OPERATING RESULTS.

     We manage our operations on a decentralized basis. Local managers have the authority to make many decisions concerning their operations without obtaining prior approval from executive officers, subject to compliance with general company-wide policies. Poor decisions by local managers could result in loss of customers or increases in costs, in each case reducing operating results.

THE GEOGRAPHIC CONCENTRATION OF OUR BUSINESS MAKES OUR RESULTS VULNERABLE TO FACTORS AFFECTING THE WESTERN U.S., AND SEASONAL FLUCTUATIONS MAY CAUSE OUR BUSINESS AND FINANCIAL RESULTS TO VARY AMONG QUARTERS, WHICH COULD NEGATIVELY AFFECT OUR STOCK PRICE.

     Our business and financial results would be harmed by downturns in the general economy of the western U.S. and other factors affecting the region, such as state regulations affecting the solid waste services industry and severe weather conditions. Based on historic trends experienced by the businesses we have acquired, we expect our operating results to vary seasonally, with revenues typically lowest in the first quarter, higher in the second and third quarters, and lower in the fourth quarter than in the second and third quarters. This seasonality reflects the lower volume of solid waste generated during the late fall, winter and early spring months because of decreased construction and demolition activities during the winter months in the western U.S. In addition, some of our operating costs should be generally higher in the winter months. Adverse winter weather conditions slow waste collection activities, resulting in higher labor and operational costs. Greater precipitation in the winter increases the weight of collected waste, resulting in higher disposal costs, which are calculated on a per ton basis. Because of these factors, we expect operating income to be generally lower in the winter months, and our stock price may be negatively affected by these variations.

UNUSUALLY ADVERSE WEATHER CONDITIONS MAY INTERFERE WITH OUR OPERATIONS, HARMING OUR OPERATING RESULTS.

     Our collection and landfill operations could be adversely affected, beyond the normal seasonal variations described above, by unusually long periods of inclement weather, which could interfere with collection and landfill operations, reduce the volume of waste generated by our customers and delay the development of landfill capacity. Periods of particularly harsh weather may force us to temporarily suspend certain of our operations.

INCREASES IN THE COSTS OF LABOR, FUEL OR ENERGY COULD REDUCE OUR OPERATING MARGINS.

     Our continued success will depend on our ability to attract and retain qualified personnel. We compete with other businesses in our markets for qualified employees. The labor market is currently tight in many of our markets. A shortage of qualified employees would require us to enhance our wage and benefits packages to compete more effectively for employees or to hire more expensive temporary employees. Labor is our second largest cost, and even relatively small increases in labor costs per employee could materially affect our cost structure. If we fail to attract and retain qualified employees, to control our labor costs, or to recover any increased labor costs through increased prices we charge for our services or otherwise offset such increases with cost savings in other areas, our operating margins could suffer.

     Although fuel and energy costs account for a relatively small portion of our total operating expenses, the price of fuel and energy is volatile, and shortages sometimes occur. Although the energy crisis currently affecting California and other western states in which we operate has not to date materially affected our operations or profitability in those regions, further significant increases in the cost of fuel or energy, or shortages of fuel or energy, could interrupt or curtail our operations and lower our operating margins.

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

EACH BUSINESS THAT WE ACQUIRE OR HAVE ACQUIRED MAY HAVE LIABILITIES THAT WE FAIL OR ARE UNABLE TO DISCOVER, INCLUDING LIABILITIES THAT ARISE FROM PRIOR OWNERS' FAILURE TO COMPLY WITH ENVIRONMENTAL LAWS, WHICH MAY HARM OUR FINANCIAL CONDITION.

     As a successor owner, we may be legally responsible for these liabilities. Even if we obtain legally enforceable representations, warranties and indemnities from the sellers of such businesses, they may not cover the liabilities fully. Some environmental liabilities, even if we do not expressly assume them, may be imposed on Waste Connections under various legal theories. Our insurance program does not cover liabilities associated with any environmental cleanup or remediation of our own sites. A successful uninsured claim against Waste Connections could harm our financial condition.

OUR GROWTH MAY BE LIMITED BY THE INABILITY TO OBTAIN NEW LANDFILLS AND EXPAND EXISTING ONES.

     We currently own and operate a number of landfills. Based on current waste flows, the estimated remaining lives of our landfills range from approximately 11 to 297 years, with an average remaining life of approximately 77 years. Our ability to meet our growth objectives may depend in part on our ability to acquire, lease and expand landfills and develop new landfill sites. We may not be able to obtain new landfill sites or expand the permitted capacity of our landfills when necessary. Obtaining new landfill sites is important to our expansion into new non-exclusive markets; if we do not believe that we can obtain a landfill site in a non-exclusive market, we may choose not to enter into that market. Expanding existing landfill sites is important in those markets where the remaining life of our landfills is relatively short. We may choose to forego acquisitions and internal growth in these markets because increased volumes would further shorten the life of these landfills. Either of these circumstances could result in slower growth.

IN SOME AREAS IN WHICH WE OPERATE, SUITABLE LAND FOR NEW SITES OR EXPANSION OF EXISTING LANDFILL SITES MAY BE UNAVAILABLE WHICH COULD INCREASE OUR DISPOSAL COSTS AND REDUCE OUR OPERATING MARGINS.

     Operating permits for landfills in states where we operate must generally be renewed at least every five years. It has become increasingly difficult and expensive to obtain required permits and approvals to build, operate and expand solid waste management facilities, including landfills and transfer stations. The process often takes several years, requires numerous hearings and compliance with zoning, environmental and other requirements and is resisted by citizen, public interest or other groups. We may not be able to obtain or maintain the permits we require to expand, and such permits may contain burdensome terms and conditions. Even when granted, final permits to expand are often not approved until the remaining permitted disposal capacity of a landfill is very low. Local laws and ordinances also may affect our ability to obtain permits to expand landfills. If we were to exhaust our permitted capacity at a landfill, our ability to expand internally would be limited, and we could be required to cap and close that landfill and forced to dispose of collected waste at more distant landfills or at landfills operated by our competitors. The resulting increased costs would reduce our operating margins.

OUR ACCRUALS FOR OUR LANDFILL CLOSURE AND POST-CLOSURE COSTS MAY BE INADEQUATE, AND OUR EARNINGS WOULD BE LOWERED IF WE ARE REQUIRED TO PAY ADDITIONAL AMOUNTS.

     We may be required to pay closure and post-closure costs of landfills and any disposal facilities that we own or operate. We accrue for future closure and post-closure costs of our owned landfills, generally for a term of 30 years after final closure of a landfill, based on engineering estimates of consumption of permitted landfill airspace over the useful life of the landfill. Our obligations to pay closure or post-closure costs may exceed the amount we accrued and reserved and other amounts available from funds or reserves established to pay such costs. Paying additional amounts would lower our earnings and could cause our stock price to decline.

WE MAY INCUR ADDITIONAL CHARGES RELATED TO CAPITALIZED EXPENDITURES, WHICH WOULD LOWER OUR EARNINGS.

     In accordance with accounting principles generally accepted in the United States, we capitalize some expenditures and advances relating to acquisitions, pending acquisitions and landfill development projects. We expense indirect acquisition costs such as executive salaries, general corporate overhead, public affairs and other corporate services as we incur those costs. We charge against earnings any unamortized capitalized expenditures and advances (net of any amount that we estimate we will recover, through sale or otherwise) that relate to any operation that is permanently shut down, any pending acquisition that is not consummated and any landfill development project that we do not expect to complete. Therefore, Waste Connections may incur charges against earnings in future periods, which could lower our stock price.

WE MAY BE REQUIRED TO WRITE OFF ALL OR PART OF OUR GOODWILL OR TO ADJUST ITS AMORTIZATION PERIOD, WHICH WOULD ADVERSELY AFFECT OUR OPERATING RESULTS AND NET WORTH.

     We continually evaluate the value and future benefits of our intangible assets, including goodwill. We assess recoverability from future operations using cash flows and income from operations of the related acquired business as measures. If we are required to write off all or part of the goodwill associated with some of our acquisitions, or to adjust its amortization period, our operating results and net worth would be adversely affected. For example, as of June 30, 2001, our goodwill exceeded our total stockholders' equity.

IF WE FAIL TO COMPLY WITH COVENANTS AND CONDITIONS OF OUR CREDIT FACILITY, WE MAY BE UNABLE TO MAKE ACQUISITIONS AND MAY BE REQUIRED TO REPAY OUR DEBT EARLY, WHICH COULD HARM OUR FINANCIAL RESULTS.

     Our credit facility requires us to obtain the consent of the lending banks before acquiring any other business for more than $25 million in cash and assumed debt. If we are not able to obtain our banks' consent to acquisitions of this size, we may not be able to complete them, which could inhibit our growth. Our credit facility also contains financial covenants based on our current and projected financial condition after completing an acquisition. If we cannot satisfy these financial covenants on a pro forma basis after completing an acquisition, we would not be able to complete the acquisition without a waiver from our lending banks. Whether or not a waiver is needed, if the results of our future operations differ materially from what we expect, we may no longer be able to comply with the covenants in the credit facility. Our failure to comply with these covenants may result in a default under the credit facility, which would allow our lending banks to accelerate the date for repayment of debt incurred under the credit facility and could harm our business and financial results.

PROVISIONS IN OUR CHARTER AND BYLAWS MAY DETER CHANGES IN CONTROL THAT COULD BENEFIT OUR STOCKHOLDERS.

     Provisions in our Certificate of Incorporation and By-Laws, and in the Delaware General Corporation Law, may deter tender offers and hostile takeovers and delay or prevent changes in control or management of Waste Connections, including transactions in which stockholders might be paid more than current market prices for their shares. These provisions may also limit our stockholders' ability to approve transactions that they believe are in their best interests.

                         RISKS RELATED TO OUR INDUSTRY

EXTENSIVE AND EVOLVING ENVIRONMENTAL LAWS AND REGULATIONS MAY RESTRICT OUR OPERATIONS AND GROWTH AND INCREASE OUR COSTS.

     Environmental laws and regulations have been enforced more and more stringently in recent years because of greater public interest in protecting the environment. These laws and regulations impose substantial costs on us and affect our business in many ways, including as described below. In addition, federal, state and local governments may change the rights they grant to and the restrictions they impose on solid waste services companies, and those changes could restrict our operations and growth.

     - WE MAY BE UNABLE TO OBTAIN AND MAINTAIN LICENSES OR PERMITS AND ZONING, ENVIRONMENTAL AND/OR OTHER LAND USE APPROVALS THAT WE NEED TO OWN AND OPERATE OUR LANDFILLS.

      These licenses or permits and approvals are difficult and time-consuming to obtain and renew, and elected officials and citizens' groups frequently oppose them. Failure to obtain and maintain the permits and approvals we need to own or operate landfills (including increasing their capacity) could increase our disposal costs and reduce our operating margins.

     - EXTENSIVE REGULATIONS THAT GOVERN THE DESIGN, OPERATION AND CLOSURE OF LANDFILLS MAY RESTRICT OUR LANDFILL OPERATIONS OR INCREASE OUR COSTS OF OPERATING LANDFILLS.

      These regulations include the regulations that establish minimum federal requirements adopted by the U.S. Environmental Protection Agency in October 1991 under Subtitle D of the Resource Conservation and Recovery Act of 1976. If we fail to comply with these regulations, we could be required to undertake investigatory or remedial activities, curtail operations or close a landfill temporarily or permanently. Future changes to these regulations may require us to modify, supplement or replace equipment or facilities at substantial costs. If regulatory agencies fail to enforce these regulations vigorously or consistently, our competitors whose facilities do not comply with the Subtitle D regulations or their state counterparts may obtain an advantage over us. Our financial obligations arising from any failure to comply with these regulations could harm our business and earnings.

     - WE MAY BE SUBJECT IN THE NORMAL COURSE OF BUSINESS TO JUDICIAL AND ADMINISTRATIVE PROCEEDINGS INVOLVING FEDERAL, STATE OR LOCAL AGENCIES OR CITIZENS' GROUPS, WHICH COULD INTERRUPT OUR OPERATIONS, REQUIRE EXPENSIVE REMEDIATION, AND CREATE NEGATIVE PUBLICITY.

      Governmental agencies may impose fines or penalties on us. They may also attempt to revoke or deny renewal of our operating permits, franchises or licenses for violations or alleged violations of environmental laws or regulations, or to require us to remediate potential environmental problems relating to waste that we or our predecessors collected, transported, disposed of or stored. Individuals or community groups might also bring actions against us in connection with our operations. Any adverse outcome in these proceedings could harm our operations and financial results and create adverse publicity about Waste Connections, which could damage our competitive position and stock price.

     - LIABILITIES FOR ENVIRONMENTAL DAMAGE MAY ADVERSELY AFFECT OUR BUSINESS AND EARNINGS.

      We are liable for any environmental damage that our solid waste facilities cause, including damage to neighboring landowners or residents, particularly as a result of the contamination of soil, groundwater or surface water, and especially drinking water. We may be liable for damage resulting from conditions existing before we acquired these facilities. We may also be liable for any off-site environmental contamination caused by pollutants or hazardous substances whose transportation, treatment or disposal that we or our predecessors arranged. Any substantial liability for environmental damage could harm our business and earnings.

FLUCTUATIONS IN PRICES FOR RECYCLED COMMODITIES THAT WE SELL MAY CAUSE OUR REVENUES AND OPERATING RESULTS TO DECLINE.

     We provide recycling services to some of our customers. The sale prices of and demand for recyclable waste products, particularly wastepaper, are frequently volatile and when they decline our revenues and operating results may decline.

                  RISKS RELATED TO THE NOTES AND THE OFFERING

OUR INDEBTEDNESS COULD ADVERSELY AFFECT OUR FINANCIAL CONDITION; WE MAY INCUR SUBSTANTIALLY MORE DEBT BY INCREASING OUR COSTS AND LIMITING OUR ABILITY TO TAKE ACTIONS THAT WOULD INCREASE OUR REVENUE AND EXECUTE OUR GROWTH STRATEGY.

     As of June 30, 2001, we had approximately $382.7 million of recourse indebtedness outstanding, including $150 million in notes covered by this prospectus. Our long-term credit facility allows us to borrow up to $435 million, but bank covenant restrictions existing as of June 30, 2001, limited our maximum borrowing under the credit facility to $325 million. Our indebtedness could have important consequences to you. For example, it could:

     - increase our vulnerability to general adverse economic and industry conditions;

     - limit our ability to obtain additional financing;

     - require the dedication of a substantial portion of our cash flow from operations to the payment of principal of, and interest on, our indebtedness, thereby reducing the availability of cash flow to fund our growth strategy, working capital, capital expenditures and other general corporate purposes;

     - limit our flexibility in planning for, or reacting to, changes in our business and the industry; and

     - place us at a competitive disadvantage relative to our competitors with less debt.

     We may incur substantial additional debt in the future. Neither the terms of our credit facility nor the terms of the notes fully prohibit us from doing so. If new debt is added to our current levels, the related risks described above could intensify.

WE MAY HAVE INSUFFICIENT CASH FLOW TO MEET OUR OBLIGATIONS TO PAY INTEREST AND PRINCIPAL WHEN DUE ON THE NOTES, RESULTING IN A DEFAULT.

     We are required to generate cash sufficient to pay all amounts due on the notes and to conduct our business operations. As of June 30, 2001, our debt service obligations for the following 12 months were approximately $33.6 million. We may not be able to cover our anticipated debt service obligations. This may materially hinder our ability to make payments of interest and principal on the notes. Our ability to meet our future debt service obligations will depend upon our future performance, which will be subject to financial, business and other factors affecting our operations, many of which are beyond our control.

THE NOTES ARE SUBORDINATED TO SENIOR INDEBTEDNESS, SO THAT IN THE EVENT OF A DEFAULT, OUR SENIOR INDEBTEDNESS WOULD BE REPAID IN FULL BEFORE ANY PAYMENT IS MADE ON THE NOTES.

     The notes are unsecured and subordinated in right of payment to all of our existing and future Senior Indebtedness, as defined in the "Description of Notes -- Subordination" section of this prospectus. As a result, in the event of bankruptcy, liquidation or reorganization or upon acceleration of the notes due to an event of default, as defined below, and in specific other events, our assets will be available to pay obligations on the notes only after all Senior Indebtedness has been paid in full in cash or other payment satisfactory to the holders of Senior Indebtedness. There may not be sufficient assets remaining to pay amounts due on any or all of the notes then outstanding. The notes are also effectively subordinated to the indebtedness and other liabilities, including trade payables, of our subsidiaries. The indenture does not prohibit or limit the incurrence of Senior Indebtedness or the incurrence of other indebtedness and other liabilities by us. Our credit facility provides for borrowing of up to $435 million. Our incurring additional indebtedness and other liabilities could adversely affect our ability to pay our obligations on the notes. As of June 30, 2001, we had approximately $232.7 million of indebtedness constituting Senior Indebtedness to which the $150 million in notes covered by this prospectus are subordinated in right of payment. We anticipate that from time to time, we and our subsidiaries will incur additional indebtedness, including Senior Indebtedness.

WE MAY REDEEM SOME OR ALL OF THE NOTES AT ANY TIME BEGINNING ON APRIL 15, 2004, AND MAY DO SO AT PRICES AND TIMES DISADVANTAGEOUS TO NOTE HOLDERS.

     We have the right to redeem some or all of the notes at specified prices on or after April 15, 2004. Depending on the market price of our common stock and the outlook for our business, those redemptions may occur at prices and times disadvantageous to the note holders.

WE MAY NOT BE ABLE TO REPURCHASE THE NOTES IN THE EVENT OF A CHANGE IN CONTROL, RESULTING IN A DEFAULT.

     Upon the occurrence of certain change in control events, holders of the notes may require us to offer to repurchase all of their notes. We may not have sufficient funds at the time of the change in control to make the required repurchases. Additionally, a change in control would be an event of default under our credit facility, which would permit the lenders to accelerate the debt, which could also cause an event of default under the indenture.

     The source of funds for any repurchase required as a result of any change in control will be our available cash or cash generated from operating activities or other sources, including borrowings, sales of assets, sales of equity or funds provided by a new controlling entity. Sufficient funds may not be available at the time of any change in control to make any required repurchases of the notes tendered. Furthermore, if we use available cash to fund note repurchases upon a change in control, we may be unable to obtain additional financing in the future.

THERE IS NO CURRENT MARKET FOR THE NOTES, AND IT IS UNCERTAIN WHETHER AN ACTIVE TRADING MARKET WILL DEVELOP. LACK OF AN ACTIVE MARKET FOR THE NOTES MAY CAUSE THEIR PRICE TO DECLINE.

     There is no established trading market for the notes, and a market for the notes may not develop or, if developed, be maintained. We do not intend to apply to list the notes for trading on any securities exchange. If an active market for the notes fails to develop or be maintained, their price may decline. Furthermore, if a market were to develop, the market price for the notes may be adversely affected by changes in our financial performance, changes in the overall market for similar securities and performance or prospects for companies in our industry.

THE NET TANGIBLE BOOK VALUE PER SHARE OF OUR COMMON STOCK WILL BE LESS THAN THE CONVERSION PRICE PER SHARE OF THE COMMON STOCK ISSUED ON CONVERSION OF THE NOTES.

     Net tangible book value represents the amount of our total tangible assets less total liabilities. Upon conversion of the notes into shares of common stock, holders of those notes will suffer immediate substantial dilution in the net tangible book value per share of the common stock issued upon the conversion.

OUR STOCK PRICE HAS BEEN AND IS LIKELY TO CONTINUE TO BE VOLATILE, WHICH MAY MAKE IT DIFFICULT FOR YOU TO RESELL THE NOTES OR THE COMMON STOCK INTO WHICH THE NOTES ARE CONVERTIBLE WHEN YOU WANT AT PRICES YOU FIND ATTRACTIVE.

     The trading price of our common stock has been and is likely to be volatile. Our stock price could be subject to wide fluctuations in response to a variety of factors, including:

     - actual or anticipated variations in quarterly operating results;

     - changes in financial estimates by securities analysts;

     - conditions or trends in the solid waste services industry;

     - changes in the economic performance and/or market valuations of other solid waste services companies and the solid waste services industry in general;

     - our announcement of significant acquisitions or capital commitments;

     - adverse or unfavorable publicity regarding us or our services;

     - additions or departures of key personnel;

     - sales of common stock; and

     - other events or factors that may be beyond our control.

In addition, the stock markets in general and The Nasdaq National Market in particular have experienced extreme price and volume volatility and a significant cumulative decline in recent months. Such volatility and decline have affected many companies irrespective of or disproportionately to their operating performance. These broad market and industry factors may cause the market price of our common stock to decline materially, regardless of our actual operating performance.

                                USE OF PROCEEDS

     We received proceeds of approximately $144.4 million from our private placement of the notes, net of approximately $5.6 million attributable to the initial purchaser's discount and other expenses of the offering. We used the net proceeds to repay a portion of our outstanding indebtedness under our credit facility and related costs. We reduced the balance under our credit facility from approximately $333.7 million to approximately $189.3 million. The weighted-average interest rate on the debt repaid was 8.7% per annum. We will not receive any proceeds from the future sale of the notes or the common stock into which the notes are convertible. The selling holders will receive all of the net proceeds from the future sale of the notes and the common stock into which the notes are convertible, which they respectively own.

                          PRICE RANGE OF COMMON STOCK

     Our common stock trades on The Nasdaq National Market under the symbol "WCNX." The following table sets forth, for the periods indicated, the high and low sales prices per share for our common stock, as reported on The Nasdaq National Market for the periods indicated.

                                                           HIGH      LOW
                                                          ------    ------
1999
  First Quarter.........................................  $24.00    $16.50
  Second Quarter........................................   32.13     22.00
  Third Quarter.........................................   31.00     19.13
  Fourth Quarter........................................   20.94     10.88
2000
  First Quarter.........................................  $14.94    $ 9.25
  Second Quarter........................................   19.75      9.75
  Third Quarter.........................................   25.94     17.13
  Fourth Quarter........................................   35.25     21.69
2001
  First Quarter.........................................  $33.50    $23.00
  Second Quarter........................................   37.31     25.70
  Third Quarter (July 1 through September 4)............  $34.90    $29.00
                                                          ------    ------

     On September 4, 2001, the last reported sale price of our common stock as reported on The Nasdaq National Market was $32.12 per share. On September 4, 2001, there were approximately 76 holders of record of our common stock.

                                DIVIDEND POLICY

     We have never paid cash dividends on our common stock. We do not currently anticipate paying any cash dividends on the common stock. We intend to retain all earnings to fund the operation and expansion of our business. In addition, our existing credit facility restricts the payment of cash dividends.

                                SELLING HOLDERS

     We originally issued the notes and the notes were sold by the initial purchaser in a transaction exempt from the registration requirements of the Securities Act to persons reasonably believed by the initial purchaser to be qualified institutional buyers as defined by Rule 144A under the Securities Act. Selling holders, including their transferees, pledgees or donees or their successors, may from time to time offer and sell pursuant to this prospectus any or all of the notes and common stock into which the notes are convertible. We agreed to use reasonable efforts to keep the registration statement covering the notes and the common stock into which the notes are convertible effective until April 4, 2003. Our registration of the notes and the shares of common stock into which the notes are convertible does not necessarily mean that the selling holders will sell any or all of the notes or the shares of the common stock into which the notes are convertible.

     The following table sets forth information, as of September 4, 2001, with respect to the selling holders and the principal amounts of notes beneficially owned by each selling holder that may be offered under this prospectus. The information is based on information provided by or on behalf of the selling holders. The selling holders may offer all, some or none of the notes or common stock into which the notes are convertible. Because the selling holders may offer all or some portion of the notes or the common stock, no estimate can be given as to the amount of the notes or the common stock that will be held by the selling holders upon termination of any sales. In addition, the selling holders identified below may have sold, transferred or otherwise disposed of all or a portion of their notes since the date on which they provided the information regarding their notes in transactions exempt from the registration requirements of the Securities Act.

     Each selling holder proposes to sell up to all of the common stock issuable to that holder upon conversion of the notes.

                                                              PRINCIPAL AMOUNT OF    COMMON STOCK ISSUABLE
                                                              NOTES BENEFICIALLY        UPON CONVERSION
                       SELLING HOLDER                          OWNED AND OFFERED        OF THE NOTES(1)
                       --------------                         -------------------    ---------------------
Deutsche Banc Alex Brown Inc................................     $ 17,700,000                465,483
Kentfield Trading, Ltd......................................       14,040,000                369,230
Leonardo, LP................................................       11,500,000                302,432
CALAMOS Market Neutral Fund -- CALAMOS Investment Trust.....        6,905,000                181,591
Highbridge International LLC................................        6,000,000                157,791
Lipper Convertibles, LP.....................................        6,000,000                157,791
JMG Triton Offshore FD, Ltd.................................        5,000,000                131,492
Deephaven Domestic Convertible Trading Ltd..................        4,600,000                120,973
MSD Portfolio L.P. -- Investments...........................        4,000,000                105,194
Double Black Diamond Offshore LDC...........................        3,933,000                103,432
Chrysler Corporation Master Retirement Trust................        3,720,000                 97,830
TD Securities (USA) Inc.....................................        3,500,000                 92,044
Vanguard Convertible Securities Fund, Inc...................        3,255,000                 85,601
JMG Capital Partners, LP....................................        3,000,000                 78,895
State of Connecticut Combined Investment Funds..............        2,805,000                 73,767
CALAMOS Convertible Fund -- CALAMOS Investment Trust........        2,750,000                 72,320
CALAMOS Convertible Growth and Income Fund -- CALAMOS
  Investment Trust..........................................        2,250,000                 59,171
OCM Convertible Trust.......................................        2,155,000                 56,673
Argent Classic Convertible Arbitrage Fund (Bermuda) Ltd.....        2,150,000                 56,541
Argent Convertible Arbitrage Fund Ltd.......................        2,000,000                 52,597
South Dakota Retirement System..............................        2,000,000                 52,597
TQA Master Plus Fund, Ltd...................................        2,000,000                 52,597
ACM Offshore Fund...........................................        1,715,000                 45,101
D.E. Shaw Valence, LP.......................................        1,600,000                 42,077
Alta Partners Holdings, LDC.................................        1,500,000                 39,447

                                                              PRINCIPAL AMOUNT OF    COMMON STOCK ISSUABLE
                                                              NOTES BENEFICIALLY        UPON CONVERSION
                       SELLING HOLDER                          OWNED AND OFFERED        OF THE NOTES(1)
                       --------------                         -------------------    ---------------------
Bear, Stearns & Co. Inc.....................................        1,500,000                 39,447
White River Securities LLC..................................        1,500,000                 39,447
Zazore Hedged Convertible Fund LP...........................        1,500,000                 39,447
State Employees' Retirement Fund of the State of Delaware...        1,475,000                 38,790
Clinton Multistrategy Master Fund, Ltd. ....................        1,250,000                 32,873
Clinton Riverside Convertible Portfolio Limited.............        1,250,000                 32,873
McMahan Securities Co. LP...................................        1,150,000                 30,242
Argent Classic Convertible Arbitrage Fund L.P...............        1,000,000                 26,298
KBC Financial Products USA..................................        1,000,000                 26,298
San Diego County Employee Retirement Association............        1,000,000                 26,298
Zurich Institutional Benchmarks Master Fund LP..............        1,000,000                 26,298
American Motorist Insurance Company.........................          900,000                 23,668
Delta Air Lines Master Trust................................          860,000                 22,616
Black Diamond Offshore Ltd..................................          856,000                 22,511
AAM/Zazore Institutional Income Fund LP.....................          800,000                 21,038
Consulting Group Capital Markets Funds......................          660,000                 17,357
Partner Reinsurance Company Ltd.............................          505,000                 13,280
Delta Pilots Disability and Survivorship Trust..............          425,000                 11,176
D.E. Shaw Investments, LP...................................          400,000                 10,519
Clarica Life Insurance Co. -- U.S. .........................          350,000                  9,204
Alpha US Sub Fund VIII, LLC.................................          300,000                  7,889
Motion Picture Industry Health Plan -- Active Member Fund...          300,000                  7,889
BP Amoco PLC, Master Trust..................................          286,000                  7,521
Worldwide Transactions Ltd..................................          211,000                  5,548
HFR Zazore Master Trust.....................................          200,000                  5,259
HFR Arbitrage Fund..........................................          160,000                  4,207
CALAMOS Convertible Portfolio -- CALAMOS Advisors Trust.....          135,000                  3,550
Southdown Pension Plan......................................          130,000                  3,418
City of Albany Pension Plan.................................          125,000                  3,287
Motion Picture Industry Health Plan -- Retiree Member
  Fund......................................................          120,000                  3,155
SCI Endowment Care Common Trust Fund -- National Fiduciary
  Services..................................................          120,000                  3,155
Hotel Union & Hotel Industry of Hawaii......................          107,000                  2,813
Kettering Medical Center Funded Depreciation Account........           85,000                  2,235
National Fuel & Gas Co. Retirement Plan.....................           50,000                  1,314
SCI Endowment Care Common Trust Fund -- Suntrust............           50,000                  1,314
Drury University............................................           45,000                  1,183
SCI Endowment Care Common Trust Fund -- First Union.........           45,000                  1,183
The Estate of James Campbell................................           41,000                  1,078
James Campbell Corporation..................................           31,000                    815
PGEP IV, LLC................................................           20,000                    525
Viacom Inc. Pension Plan Master Trust.......................           12,000                    315
Jefferies & Company Inc.....................................            3,000                     78
All other holders...........................................       12,135,000                319,168
                                                                 ------------              ---------
                                                                 $150,000,000              3,944,775
                                                                 ============              =========

---------------
(1) Assumes a conversion rate of approximately 26.2985 shares of common stock per $1,000 principal amount of notes and a cash payment in lieu of any fractional interest.

None of the selling holders nor any of their affiliates, officers, directors or principal equity holders has held any position or office or has had any material relationship with us within the past three years. The selling holders purchased all of the notes in a private transaction. All of the notes and the shares of common stock into which the notes are convertible are "restricted securities" under the Securities Act.

Information concerning the selling holders may change from time to time and any changed information will be set forth in post-effective amendments to the registration statement of which this prospectus is a part if and when necessary. In addition, the conversion price, and therefore the number of shares of common stock issuable upon conversion of the notes, is subject to adjustment. Accordingly, the aggregate principal amount of notes and the number of shares of common stock into which the notes are convertible may increase or decrease.

                              PLAN OF DISTRIBUTION

     The selling holders and their successors, including their transferees, pledgees, or donees or their successors, may sell the notes and the common stock into which the notes are convertible directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling holders or the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

     The notes and the common stock into which the notes are convertible may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market prices, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions:

     - on any national securities exchange or U.S. inter-dealer system of a registered national securities association on which the notes or the common stock may be listed or quoted at the time of sale;

     - in the over-the-counter market;

     - in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

     - through the writing of options, whether the options are listed on an options exchange or otherwise;

     - by pledge to secure debts and other obligations;

     - through the settlement of short sales; or

     - a combination of any of the above transactions.

     In connection with the sale of the notes and the common stock into which the notes are convertible or otherwise, the selling holders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the notes or the common stock into which the notes are convertible in the course of hedging the positions they assume. The selling holders may also sell the notes or the common stock into which the notes are convertible short and deliver these securities to close out their short positions, or loan or pledge the notes or the common stock into which the notes are convertible to broker-dealers that in turn may sell these securities.

     The aggregate proceeds to the selling holders from the sale of the notes or common stock into which the notes are convertible offered by them will be the purchase price of the notes or common stock less discounts and commissions, if any. Each of the selling holders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of notes or common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

     Our outstanding common stock is listed for trading on The Nasdaq National Market. We do not intend to list the notes for trading on any national securities exchange or on The Nasdaq National Market and a trading market for the notes might not develop.

     To comply with the securities laws of some states, the notes and common stock into which the notes are convertible may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the notes and common stock into which the notes are convertible may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

     The selling holders and any underwriters, broker-dealers or agents that participate in the sale of the notes and common stock into which the notes are convertible may be "underwriters" within the meaning of Section 2(11) of the Securities Act. By virtue of being registered broker-dealers, the following shareholders are underwriters within the meaning of Section 2(11) of the Securities Act: Deutsche Banc Alex. Brown Inc., TD Securities (USA), Inc., D.E. Shaw Valence, LP, Bear Stearns & Co. Inc., White River Securities LLC, McMahan Securities Co. LP and D.E. Shaw Investments, LP. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling holders who are "underwriters" within the meaning of Section of 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. The selling holders have acknowledged that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M.

     In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus. A selling holder may not sell, transfer, make a gift of, or otherwise dispose of any notes or common stock described in this prospectus by any means other than as described in this prospectus.

     To the extent required, the specific notes or common stock to be sold, the names of the selling holders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part.

     We entered into a registration rights agreement for the benefit of holders of the notes to register their notes and common stock under applicable federal and state securities laws under specific circumstances and at specific times. The registration rights agreement provides for cross-indemnification of the selling holders and us and their and our respective directors, officers and controlling persons against specific liabilities in connection with the offer and sale of the notes and the common stock, including liabilities under the Securities Act.

     A prospectus has not been and will not be filed under the securities laws of any province or territory of Canada to qualify the sale of notes in such jurisdictions. The notes are not being offered and may not be offered or sold, directly or indirectly, in Canada or to or for the account of any resident of Canada except in compliance with or pursuant to an exemption from the registration and prospectus requirements of applicable securities laws in Canada.

                              DESCRIPTION OF NOTES

     The notes were issued under an indenture between Waste Connections, Inc. and State Street Bank and Trust Company of California, N.A., as Trustee. The following description is only a summary of the material provisions of the indenture, the notes and the registration rights agreement. We urge you to read the indenture, the notes and the registration rights agreement in their entirety because they, and not this description, define your rights as holders of the notes. You may request copies of these documents at our address shown under the caption "Where You Can Find More Information." The terms of the notes include those stated in the Indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended. For purposes of this section, references to "we," "us," "ours" and "Waste Connections" include only Waste Connections, Inc. and not its subsidiaries.

GENERAL

     We issued the notes with a principal amount of $150,000,000. The notes are unsecured, subordinated obligations of Waste Connections and will mature on April 15, 2006, unless earlier redeemed at our option or repurchased by us at a holder's option upon a change in control of Waste Connections. Interest on the notes will accrue at the rate of 5 1/2% per annum and will be payable semiannually in arrears on April 15 and October 15 of each year, commencing on October 15, 2001. Interest on the notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. We will make each interest payment to the parties that were holders of record of the notes on the immediately preceding April 1 and October 1, whether or not that day was a business day. Interest on the notes will be computed on the basis of a 360-day year comprised of 12 30-day months. The indenture does not contain any restriction on:

     - the payment of dividends;

     - the issuance of Senior Indebtedness (as defined below) or other indebtedness; or

     - the repurchase of securities of Waste Connections

and does not contain any financial covenants. Other than as described below the indenture contains no covenants or other provisions to afford protection to holders of notes in the event of a highly leveraged transaction or a change in control of Waste Connections. See "-- Optional Redemption of the Notes" and
"-- Right to Require Purchase of Notes upon a Change in Control."

     We will pay the principal of, premium, if any, and interest on the notes at the office or agency maintained by us in the Borough of Manhattan in New York City. Holders may register the transfer of their notes at the same location. We reserve the right to pay interest to holders of the notes by check mailed to the holders at their registered addresses. Except under the limited circumstances described below, the notes will be issued only in fully registered book-entry form, without coupons, and will be represented by one or more global notes. There will be no service charge for any registration of transfer or exchange of notes. We may, however, require holders to pay a sum sufficient to cover any tax or other governmental charge payable in connection with any transfer or exchange.

CONVERSION RIGHTS

     A holder may, at any time on or before the close of business on the maturity date, convert a note or any portion of a note (if the portions are $1,000 or whole multiples of $1,000) into shares of common stock initially at a conversion price of $38.03 per share (which is equivalent to a conversion rate of approximately 26.2985 shares per $1,000 principal amount of notes), unless the note or a portion of the note has been previously redeemed or repurchased. The right to convert a note called for redemption will terminate at the close of business on the business day immediately preceding the date fixed for redemption, unless we default in making the payment due on the redemption date. If a holder of a note has delivered notice of its election to have the note repurchased as a result of a change in control, the note may be converted only if the notice of election is withdrawn as described under "-- Right to Require Purchase of Notes upon a Change in Control." See "-- Optional Redemption of the Notes."

     We will adjust the conversion price if (without duplication):

          (1) we issue common stock as a dividend or distribution on our common stock;

          (2) we subdivide, combine or reclassify our common stock;

          (3) we issue to substantially all holders of our common stock rights, warrants or options entitling them to subscribe for or purchase common stock at less than the then current market price;

          (4) we distribute to substantially all holders of common stock evidences of our indebtedness, shares of capital stock (other than common stock), securities, cash, property, rights, warrants or options, excluding:

        - those rights, warrants or options referred to in clause (3) above;

        - any dividend or distribution paid exclusively in cash not referred to in clause (5) below; and

        - any dividend or distribution referred to in clause (1) above;

          (5) we make a cash distribution to substantially all holders of our common stock that together with all other all-cash distributions and consideration payable in respect of any tender or exchange offer by us or one of our subsidiaries for our common stock made within the preceding 12 months exceeds 10% of our aggregate market capitalization on the date of the distribution; or

          (6) we complete a repurchase (including by way of a tender offer) of our common stock that involves an aggregate consideration that, together with:

     - any cash and other consideration payable in respect of any tender or exchange offer by us or one of our subsidiaries for our common stock concluded within the preceding twelve months; and

     - the amount of any all-cash distributions to all holders of our common stock made within the preceding 12 months;

     exceeds 10% of our aggregate market capitalization on the expiration of the tender or exchange offer.

     The conversion price will not be adjusted until adjustments amount to 1% or more of the conversion price as last adjusted. We will carry forward any adjustment we do not make and will include it in any future adjustment.

     If our common stock is converted into the right to receive other securities, cash or other property as a result of reclassifications, consolidations, mergers, sales or transfers of assets or other transactions, each note then outstanding would, without the consent of any holders of notes, become convertible only into the kind and amount of securities, cash and other property receivable upon the transaction by a holder of the number of shares of common stock which would have been received by a holder immediately prior to the transaction if the holder had converted the note.

     We will not issue fractional shares of common stock to a holder who converts a note. In lieu of issuing fractional shares, we will pay cash based upon the market price.

     Except as described in this paragraph, no holder of notes will be entitled, upon conversion of the notes, to any actual payment or adjustment on account of accrued and unpaid interest or on account of dividends on shares of common stock issued in connection with the conversion. If any holder surrenders a note for conversion between the close of business on any record date for the payment of an installment of interest and the opening of business on the related interest payment date the holder must deliver payment to us of an amount equal to the interest payable on the interest payment date on the principal amount converted together with the note being surrendered. The foregoing sentence will not apply to notes called for redemption on a redemption date within the period between and including the record date and interest payment date.

     If we make a distribution of property to our stockholders which would be taxable to them as a dividend for federal income tax purposes and the conversion price of the notes is reduced, this reduction may be deemed to be the receipt of taxable income to holders of the notes.

     In addition, we may make any reductions in the conversion price that our board of directors deems advisable to avoid or diminish any income tax to holders of our common stock resulting from any dividend or distribution of stock, or rights to acquire stock, or from any event treated as such for income tax purposes or for any other reasons.

SUBORDINATION

     The payment of the principal or, premium, if any, and interest on the notes will be subordinated in right of payment to the prior payment in full of all our Senior Indebtedness to the extent described below. The holders of all Senior Indebtedness will first be entitled to receive payment in full of all amounts due or to become due on the Senior Indebtedness, or provision for payment in money or money's worth, before the holders of the notes will be entitled to receive any payment in respect of the notes, when there is a payment or distribution of assets to creditors upon our:

     - liquidation;

     - dissolution;

     - winding up;

     - reorganization;

     - assignment for the benefit of creditors;

     - marshaling of assets;

     - bankruptcy;

     - insolvency; or

     - similar proceedings.

     In addition, because our subsidiaries are not obligated under the notes, the notes will be effectively subordinated to all existing and future indebtedness and other liabilities of our subsidiaries.

     No payments on account of the notes or on account of the purchase or acquisition of notes may be made if a default in any payment with respect to Senior Indebtedness has occurred and is continuing. If (1) there is a default on any designated Senior Indebtedness other than a payment default that occurs that permits the holders of that designated Senior Indebtedness to accelerate its maturity and (2) the Trustee and Waste Connections receive the notice required by the indenture, no payments may be made on the notes for up to 180 days in any 365-day period unless the default is cured or waived. By reason of this subordination, in the event of our insolvency, holders of the notes may recover less ratably than holders of our Senior Indebtedness.

     Payments on the notes may and shall be resumed, in the case of a payment default, upon the date on which that default is cured or waived, and in the case of a non-payment default, upon the earliest of:

     - the date on which that non-payment default is cured or waived,

     - 180 days after the date on which the applicable payment blockage notice is received, or

     - the date on which the payment blockage period is terminated by written notice from the representative of the Senior Indebtedness to the Trustee and Waste Connections, unless a payment default has occurred and is continuing.

     Only one payment blockage period may be commenced within any 365-day period. No event of default with respect to designated Senior Indebtedness that existed or was continuing at the commencement of any payment blockage period with respect to that designated Senior Indebtedness can be the basis for the commencement of a second payment blockage period whether or not within a period of 365 days, unless that event of default was cured or waived for at least 90 days. No payment blockage period may extend beyond 180 days.

     No action may be taken to declare the notes due and payable nor may any judicial or other proceedings to collect the notes be initiated during any standstill period. A standstill period commences on the occurrence of a payment default or the date on which Waste Connections and the Trustee receive notice of a payment blockage period and continues until:

     - the date on which the default is cured or waived,

     - holders of Senior Indebtedness take action to declare the Senior Indebtedness due and payable or take certain actions to collect the Senior Indebtedness,

     - the date on which the Senior Indebtedness becomes automatically due and payable,

     - the occurrence of a bankruptcy, insolvency or reorganization of Waste Connections or a significant subsidiary of Waste Connections or

     - 120 days after a payment default or 180 days after a payment blockage notice is given.

     The Trustee or the holders of the notes must give the agent for holders of Senior Indebtedness at least five business days' prior written notice of any intent to declare the notes due and payable or to make any other amount owing under the indenture due and payable.

     "Senior Indebtedness" means:

     - the principal of and premium, if any, and interest on, and fees, costs, enforcement expenses, collateral protection expenses and other reimbursement or indemnity obligations in respect of all of our indebtedness or obligations to any person for money borrowed that is evidenced by a note, bond, debenture, loan agreement, or similar instrument or agreement including default interest and interest accruing after a bankruptcy;

     - commitment or standby fees due and payable to lending institutions with respect to credit facilities available to us;

     - all of our noncontingent obligations (1) for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction, (2) under interest rate swaps, caps, collars, options, and similar arrangements, and (3) under any foreign exchange contract, currency swap agreement, futures contract, currency option contract or other foreign currency hedge;

     - all of our obligations for the payment of money relating to capitalized lease obligations;

     - any liabilities of others described in the preceding clauses that we have guaranteed or which are otherwise our legal liability; and

     - renewals, extensions, refundings, refinancings, restructurings, amendments and modifications of any such indebtedness or guarantee, other than any indebtedness or other obligation of ours that by its terms is not superior in right of payment to the notes.

     "Designated Senior Indebtedness" means our obligations under our revolving credit facility and any particular Senior Indebtedness in which the instrument creating or evidencing it or the assumption or guarantee of it, or related agreements or documents to which we are a party, expressly provides that that indebtedness will be designated Senior Indebtedness for purposes of the indenture. The instrument, agreement or other document evidencing any designated Senior Indebtedness may place limitations and conditions of the right of that senior debt to exercise the rights of designated Senior Indebtedness.

     As of June 30, 2001, we had approximately $232.7 million of indebtedness constituting Senior Indebtedness. We expect from time to time to incur additional indebtedness. The indenture does not limit or prohibit us from incurring additional Senior Indebtedness or other debt. See "Risk
Factors -- Risks Related to the Notes and the Offering -- We may not be able to repurchase the notes in the event of a change in control."

OPTIONAL REDEMPTION OF THE NOTES

     At any time on or after April 15, 2004, with the consent of the lenders under our credit facility, we may redeem the notes in whole, or from time to time, in part, at our option on at least 30 days' notice. The redemption price, expressed as a percentage of the principal amount, will be as follows:

                                                          REDEMPTION
                   REDEMPTION PERIOD                        PRICE
                   -----------------                      ----------
April 15, 2004 through April 14, 2005...................    102.2%
April 15, 2005 through April 14, 2006...................    101.1%

and 100% of the principal amount on or after April 15, 2006.

     Our decision whether to redeem the notes will be based on our balance sheet at the time. If we have available capital, either through cash flow from operations or from an external financing source that offers a lower cost of capital, we will consider redeeming the notes.

     If we opt to redeem less than all of the notes at any time, the Trustee will select or cause to be selected the notes to be redeemed by any method that it deems fair and appropriate. In the event of a partial redemption, the Trustee may provide for selection for redemption of portions of the principal amount of any note of a denomination larger than $1,000.

MANDATORY REDEMPTION

     Except as described below, we are not required to make mandatory redemption of, or sinking fund payments with respect to, the notes. See "-- Right to Require Purchase of Notes upon a Change of Control,"

RIGHT TO REQUIRE PURCHASE OF NOTES UPON A CHANGE IN CONTROL

     If a change in control (as defined below) occurs, each holder of notes may require that we repurchase the holder's notes on the date fixed by us that is at least 45 but no more than 60 days after we give notice of the change in control. We will repurchase the notes for an amount of cash equal to 100% of the principal amount of the notes on the date of purchase, plus accrued and unpaid interest, if any, to the date of repurchase.

     "Change in control" means the occurrence of one or more of the following events:

     - any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or "substantially" all of the assets of Waste Connections and its subsidiaries, taken as a whole, to any person or group of related persons, as defined in Section 13(d) of the Securities Exchange Act of 1934;

     - the approval by the holders of capital stock of Waste Connections of any plan or proposal for the liquidation or dissolution of Waste Connections (whether or not otherwise in compliance with the provisions of the applicable indenture);

     - any person or group becoming the owner, directly or indirectly, beneficially or of record, of shares representing more than 50% of the aggregate ordinary voting power represented by Waste Connections' issued and outstanding voting stock of, or any successor to, all or substantially all of Waste Connections' assets; or

     - the first day on which a majority of the members of Waste Connections' board of directors are not continuing directors.

     The definition of change in control includes a phrase relating to the sale, lease, transfer, conveyance or other disposition of "all or substantially all" of the assets of Waste Connections and its subsidiaries taken as a whole. Although there is a developing body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require Waste Connections to repurchase those notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of Waste Connections and its subsidiaries taken as a whole to another person or group may be uncertain.

     "Continuing directors" means, as of any date of determination, any member of the board of directors of Waste Connections who (1) was a member of the board of directors on the date of the original issuance of the notes or (2) was nominated for election or elected to the board of directors with the approval of a majority of the continuing directors who were members of that board at the time of that nomination or election.

     On or prior to the date of repurchase, we will deposit with a paying agent an amount of money sufficient to pay the aggregate repurchase price of the notes which is to be paid on the date of repurchase.

     We may not repurchase any note at any time when the subordination provisions of the indenture otherwise would prohibit us from making payments of principal in respect of the notes. If we fail to repurchase the notes when required as described above, this failure will constitute an event of default under the indenture whether or not the subordination provisions of the indenture permit repurchase.

     On or before the 30th day after the change in control, we must mail to the Trustee and all note holders a notice of the change in control, stating:

     - the repurchase date;

     - the date by which the repurchase right must be exercised;

     - the repurchase price for the notes; and

     - the procedures which a note holder must follow to exercise the repurchase right.

     To exercise the repurchase right, the note holder must deliver, on or before the third business day before the repurchase date, a written notice to us and the Trustee of the holder's exercise of the repurchase right. This notice must be accompanied by certificates evidencing the note or notes with respect to which the right is being exercised, duly endorsed for transfer. This notice of exercise may be withdrawn by the holder at any time on or before the close of business on the business day preceding the repurchase date.

     These provisions granting the holders the right to require us to repurchase the notes upon a change in control may make it more difficult for any person or group to acquire control of us or to effect a business combination with us. Moreover, under the indenture, we will not be permitted to pay principal of or interest on, or otherwise acquire the notes, including any repurchase at the election of the holders of notes upon a change in control, if a payment default on our Senior Indebtedness has occurred and is continuing, or if our Senior Indebtedness is not paid in full in the event of our insolvency, bankruptcy, reorganization, dissolution or other winding up. Our ability to pay cash to holders of notes following a change in control may be limited by our then existing financial resources. Sufficient funds may not be available when necessary to make any required repurchases. See "Risk Factors -- We may not be able to repurchase the notes in the event of a change in control."

     If a change in control occurs and the holders exercise their rights to require us to repurchase notes, we intend to comply with applicable tender offer rules under the Exchange Act with respect to any repurchase.

     The term "beneficial owner" is defined in accordance with Rules 13d-3 and 13d-5 under the Securities Exchange Act or any successor provision, except that a person will be deemed to have "beneficial ownership" of all shares that the person has the right to acquire, whether exercisable immediately or only after the passage of time.

CONSOLIDATION, MERGER AND SALE OF ASSETS

     We may, without the consent of the holders of any of the notes, consolidate with or merge into any other person or convey, transfer or lease our properties and assets substantially as an entirety to, any other person, if:

     - we are the resulting or surviving corporation or the successor, transferee or lessee, if other than us, is a corporation organized under the laws of any U.S. jurisdiction and expressly assumes our obligations under the indenture and the notes by means of a supplemental indenture entered into with the Trustee; and

     - after giving effect to the transaction, no event of default and no event which, with notice or lapse of time, or both, would constitute an event of default, has occurred and is continuing.

     Under any consolidation, merger or any conveyance, transfer or lease of our properties and assets as described in the preceding paragraph, the successor company will be our successor and will succeed to, and be substituted for, and may exercise every right and power of, Waste Connections under the indenture. Except in the case of a lease, if the predecessor still exists after the transaction, it will be released from its obligations and covenants under the indenture and the notes.

MODIFICATION AND WAIVER

     We and the Trustee may enter into one or more supplemental indentures that add, change or eliminate provisions of the indenture or modify the rights of the holders of the notes with the consent of the holders of at least a majority in principal amount of the notes then outstanding. However, without the consent of each holder of an outstanding note, no supplemental indenture may, among other things:

     - change the stated maturity of the principal of, or any installment of interest on, any note;

     - reduce the principal amount of, or the premium or rate of interest on, any note;

     - change the currency in which the principal of any note or any premium or interest is payable;

     - impair the right to institute suit for the enforcement of any payment on or with respect to any note when due;

     - adversely affect the right provided in the indenture to convert any note;

     - modify the subordination provisions of the indenture in a manner adverse to the holders of the notes;

     - modify the provisions of the indenture relating to our requirement to offer to repurchase notes upon a change in control in a manner adverse to the holders of the notes;

     - reduce the percentage in principal amount of the outstanding notes necessary to modify or amend the indenture or to consent to any waiver provided for in the indenture; or

     - waive a default in the payment of principal of, or any premium or interest on, any note.

     The holders of a majority in principal amount of the outstanding notes may, on behalf of the holders of all notes:

     - waive compliance by us with restrictive provisions of the indenture other than as provided in the preceding paragraph; and

     - waive any past default under the indenture and its consequences, except a default in the payment of the principal of or any premium or interest on any note or in respect of a provision which under the indenture cannot be modified or amended without the consent of the holder of each outstanding note affected.

     Without the consent of any holders of notes, we and the Trustee may enter into one or more supplemental indentures:

     - to cure any ambiguity, omission, defect or inconsistency in the indenture;

     - to evidence a successor to us and the assumption by the successor of our obligations under the indenture and the notes;

     - to make any change that does not adversely affect the rights of any holder of the notes;

     - to comply with any requirement in connection with the qualification of the indenture under the Trust Indenture Act; or

     - to complete or make provision for other matters contemplated by the indenture.

EVENTS OF DEFAULT

     Each of the following is an "event of default":

          - a default in the payment of any interest upon any of the notes when due and payable, continued for 30 days;

          - a default in the payment of the principal of and premium, if any, on any of the notes when due, including on a redemption date;

          - failure to pay when due the principal of or interest on indebtedness for money borrowed by us or our subsidiaries in excess of $20.0 million, or the acceleration of that indebtedness that is not withdrawn within 15 days after the date of written notice to us by the Trustee or to us and the Trustee by the holders of at least 25% in principal amount of the outstanding notes;

          - a default by us in the performance, or breach, of any of our other covenants in the indenture which are not remedied by the end of a period of 60 days after written notice to us by the Trustee or to us and the Trustee by the holders of at least 25% in principal amount of the outstanding notes; or

          - events of bankruptcy, insolvency or reorganization of Waste Connections or any significant subsidiary of Waste Connections.

     If an event of default described in the first four clauses above occurs and is continuing, either the Trustee or the holders of at least 25% in principal amount of the outstanding notes may declare the principal amount of and accrued interest on all notes to be immediately due and payable. This declaration may be rescinded if the conditions described in the indenture are satisfied. If an event of default of the type referred to in the fifth clause above occurs, the principal amount of and accrued interest on the outstanding notes will automatically become immediately due and payable.

     "Significant subsidiary" means a "significant subsidiary" as defined in Regulation S-X under the Securities Exchange Act.

     Within 90 days after a default, the Trustee must give to the registered holders of notes notice of all uncured defaults known to it. The Trustee will be protected in withholding the notice if it in good faith determines that the withholding of the notice is in the best interests of the registered holders, except in the case of a default in the payment of the principal of, or premium, if any, or interest on, any of the notes when due or in the payment of any redemption obligation.

     The holders of at least a majority in principal amount of the outstanding notes may direct the time, method and place of conducting any proceedings for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee. Subject to the provisions of the indenture relating to the duties of the Trustee, if an event of default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any of the holders of the notes unless the holders have offered to the Trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium, if any, or interest when due or the right to convert a note in accordance with the indenture, no holder may institute a proceeding or pursue any remedy with respect to the indenture or the notes unless it complies with the conditions in the indenture, including:

     - holders of at least 25% in principal amount of the outstanding notes have requested the Trustee to pursue the remedy; and

     - holders have offered the Trustee security or indemnity satisfactory, to the Trustee against any loss, liability or expense.

     We are required to deliver to the Trustee annually a certificate indicating whether the officers signing the certificate know of any default by us in the performance or observance of any of the terms of the indenture. If the officers know of a default, the certificate must specify the status and nature of all defaults.

BOOK-ENTRY, DELIVERY AND FORM

     We issued the notes sold in the United States in reliance on Rule 144A in the form of global notes. The global notes were deposited with, or on behalf of, the clearing agency registered under the Exchange Act that is designated to act as depositary for the notes and registered in the name of the depositary or its nominee. The DTC was the initial depositary.

     Investors who are "qualified institutional buyers" (as defined in Rule 144A under the Securities Act) and who purchase notes in reliance on Rule 144A under the Securities Act may hold their interests in a global note directly through DTC if they are DTC participants, or indirectly through organizations that are DTC participants.

     Except as set forth below, a global note may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

     DTC has advised us that DTC is:

     - a limited-purpose trust company organized under the laws of the State of New York;

     - a member of the Federal Reserve System;

     - a "clearing corporation" within the meaning of the New York Uniform Commercial Code; and

     - a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act.

     DTC was created to hold securities of institutions that have accounts with DTC and to facilitate the clearance and settlement of securities transactions among its participants in securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations.

     Access to DTC's book-entry system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.

     We expect that pursuant to the procedures established by DTC (1) upon the issuance of a global note, DTC will credit, on its book-entry registration and transfer system, the respective principal amount of the individual beneficial interests represented by the global note to the accounts of participants and (2) ownership of beneficial interests in a global note will be shown on, and the transfer of those ownership interests will be effected only through, records maintained by DTC (with respect to participants' interests) and the participants (with respect to the owners of beneficial interests in the global note other than participants). The accounts to be credited will be designated by the initial purchasers of the beneficial interests. Ownership of beneficial interests in a global note is limited to participants or persons that may hold interests through participants.

     So long as DTC or its nominee is the registered holder and owner of a global note, DTC or its nominee, as the case may be, will be considered the sole legal owner of the notes represented by the global note for all purposes under the indenture and the notes. Except as set forth below, owners of beneficial interests in a global note will not be entitled to receive definitive notes and will not be considered to be the owners or holders of any notes under the global note. We understand that under existing industry practice, if an owner of a beneficial interest in a global note desires to take any action that DTC, as the holder of the global note, is entitled to take, DTC would authorize the participants to take the action, and that participants would authorize beneficial owners owning through the participants to take the action or would otherwise act upon the instructions of beneficial owners owning through them. No beneficial owner of an interest in a global note will be able to transfer the interest except in accordance with DTC's applicable procedures, in addition to those provided for under the indenture.

     We will make payments of the principal of, and interest on, the notes represented by a global note registered in the name of and held by DTC or its nominee to DTC or its nominee, as the case may be, as the registered owner and holder of the global note.

     We expect that DTC or its nominee, upon receipt of any payment of principal or interest in respect of a global note, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global note as shown on the records of DTC or its nominee. We also expect that payments by participants and indirect participants to owners of beneficial interests in a global note held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for accounts of customers registered in the names of nominees for these customers. The payments, however, will be the responsibility of the participants and indirect participants, and neither we, the Trustee nor any paying agent will have any responsibility or liability for:

     - any aspect of the records relating to, or payments made on account of, beneficial ownership interests in a global note;

     - maintaining, supervising or reviewing any records relating to the beneficial ownership interests;

     - any other aspect of the relationship between DTC and its participants; or

     - the relationship between the participants and indirect participants and the owners of beneficial interests in a global note.

     Unless and until it is exchanged in whole or in part for definitive notes, a global note may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC.

     Participants in DTC will effect transfers with other participants in the ordinary way in accordance with DTC rules and will settle transfers in same-day funds. If a holder requires physical delivery of a definitive note for any reason, including to sell notes to persons in jurisdictions which require physical delivery or to pledge notes, the holder must transfer its interest in a global note in accordance with the normal procedures of DTC and the procedures described in the indenture.

     We expect that DTC will take any action permitted to be taken by a holder of notes (including the presentation of notes for exchange as described below) only at the direction of one or more participants to whose accounts at the DTC interests in a global note are credited and only in respect of the portion of the aggregate the principal amount of the notes as to which the participant or participants has or have given direction. However, if there is an event of default under the notes, DTC will exchange the global notes for definitive notes, which it will distribute to its participants. These definitive notes are subject to restrictions on registration of transfers and will bear appropriate legends restricting their transfer. Neither we nor the Trustee have any responsibility for the performance by DTC or its participants or indirect participants of its obligations under the rules and procedures governing its operations.

     If DTC is at any time unwilling or unable to continue as a depositary for global notes or ceases to be a clearing agency registered under the Securities Exchange Act and we do not appoint a successor depositary within 90 days, we will issue definitive notes in exchange for the global notes. The definitive notes will be subject to restrictions on registration of transfers and will bear appropriate legends concerning these restrictions.

REGISTRATION RIGHTS

     We entered into a registration rights agreement with the initial purchaser of the notes for the benefit of the holders of the notes and the common stock issuable on conversion of the notes. Under this agreement, we will, at our cost:

     - on or prior to July 3, 2001, file a shelf registration statement with the SEC covering resales of the notes and the common stock issuable on conversion of the notes;

     - use all reasonable efforts to cause the shelf registration statement to be declared effective under the Securities Act no later than October 1, 2001; and

     - use all reasonable efforts to keep the shelf registration statement effective after its effective date for as long as required to permit sales under Rule 144(k) under the Securities Act or any successor rule or regulation.

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

     We have the right to suspend use of the shelf registration statement, during specified periods of time relating to pending corporate developments and public filings with the SEC and similar events. If we fail to file the shelf registration statement on or prior to the 90th day after original issuance of the notes, or after the shelf registration statement has been declared effective, we fail to keep the shelf registration statement effective or usable in accordance with and during the periods specified in the registration rights agreement, then, in each case, we will pay liquidated damages to all holders of notes and all holders of common stock issued on conversion of the notes equal to 0.5% of the aggregate principal amount of notes per annum until such failure is cured.

     A holder who elects to sell any securities pursuant to the shelf registration statement:

     - will be required to be named as selling security holder;

     - will be required to deliver a prospectus to purchasers;

     - will be subject to the civil liability provisions under the Securities Act in connection with any sales; and

     - will be bound by the provisions of the registration rights agreement, which are applicable, including indemnification obligations.

     We refer to the notes and the common stock issuable on conversion of the notes as registrable securities. Promptly upon request from any holder of registrable securities, we will provide a form of notice and questionnaire to be completed and delivered by that holder to us at least three business days before any intended distribution of registrable securities under the shelf registration statement. If we receive from a holder of registrable securities a completed questionnaire, together with other information that we reasonably request, after the effectiveness of the shelf registration statement, we will file an amendment to the shelf registration statement, or supplement to the related prospectus, to permit the holder to deliver a prospectus to purchasers of registrable securities. Any holder that does not complete and deliver a questionnaire or provide such other information will not be named as a selling security holder in the prospectus and therefore will not be permitted to sell any registrable securities under the shelf registration statement.

GOVERNING LAW

     The indenture and the notes are governed by and will be construed in accordance with the laws of the State of New York without regard to principles of conflict of laws.

                          DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock consists of 50,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share.

COMMON STOCK

     As of September 4, 2001, there were 27,263,796 shares of our common stock outstanding held of record by approximately 76 holders.

     The holders of our common stock are entitled to one vote per share held on all matters submitted to a vote of our stockholders. Cumulative voting for the election of directors is not permitted. Holders of our common stock are entitled to receive pro rata dividends when, as and if declared by our Board of Directors out of any funds that we can legally use to pay dividends. We may pay dividends in cash, stock or other property. In some cases, holders of common stock may not receive dividends until we have satisfied our obligations to any holders of our preferred stock. If we liquidate, dissolve or wind up our business, holders of our common stock

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

are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of our preferred stock.

     Holders of our common stock have no preemptive rights to subscribe for additional shares of our stock or other securities of ours, except as may be granted by our Board of Directors. The common stock has no conversion rights and is not redeemable. There are no sinking fund provisions applicable to our common stock. There is no restriction on our purchase of shares of our common stock except for regulatory limits. All outstanding shares of our common stock are fully paid and non-assessable.

PREFERRED STOCK

     We may, by resolution of our Board of Directors, and without any further vote or action by our stockholders, authorize and issue, subject to limitations prescribed by law, up to an aggregate of 7,500,000 shares of preferred stock, in one or more series. The Board determines the rights, privileges and limitations of preferred stock, including dividend rights, conversion rights, voting rights, conversion privileges, redemption rights, liquidation rights and/or sinking fund rights. Preferred stock may be issued in the future in connection with acquisitions, financings or other matters that the Board of Directors believes appropriate. No shares of preferred stock are outstanding and we presently have no plans to issue shares of preferred stock.

     One effect of having preferred stock authorized is that the Board of Directors alone may be able to authorize the issuance of preferred stock in ways that render more difficult or discourage an attempt to obtain control of Waste Connections by a tender offer, proxy contest, merger or otherwise, and thereby protect the continuity of our management. The issuance of shares of preferred stock may adversely affect the voting and other rights of holders of common stock. For example, preferred stock may rank prior to the common stock as to dividend rights, liquidation preferences or both, may have full or limited voting rights and may be convertible into common stock. Accordingly, the issuance of preferred stock may discourage bids for the common stock or otherwise adversely affect the market price of the common stock.

LIMITATION ON LIABILITY

     Our Certificate of Incorporation provides that a director will not be personally liable to Waste Connections or our stockholders for monetary damages for a breach of fiduciary duty as a director, except for liability:

     - for any breach of the director's duty of loyalty to the company or our stockholders;

     - for acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law;

     - for unlawful payments of dividends, stock purchases or redemptions prohibited by Delaware corporate law; or

     - for any transaction from which the director derived an improper personal benefit.

     If the Delaware General Corporation Law is amended in the future to permit further limitation of the personal liability of directors, the liability of a director of Waste Connections will be eliminated or limited to the fullest extent permitted by that amended law.

CERTAIN STATUTORY, CHARTER AND BY-LAW PROVISIONS

     Classified Board of Directors. Our Certificate of Incorporation provides that our Board will be divided into three classes serving staggered terms, and that the number of directors in each class will be as nearly equal as is possible based on the number of directors constituting the entire Board. At each annual meeting of stockholders, successors to directors of the class whose term expires at such meeting will be elected to serve for three-year terms.

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

     The classification of directors makes it more difficult for stockholders to change the composition of the Board. At least two annual meetings of stockholders, instead of one, will generally be required to change the majority of the Board. This delay helps ensure that Waste Connections' directors, if confronted by a third party attempting to force a proxy contest, a tender or exchange offer or other extraordinary corporate transaction, would have sufficient time to review the proposal and available alternatives and to act in what they believe to be the best interests of the stockholders. However, classification could also discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to obtain control of Waste Connections, even though that attempt might benefit Waste Connections and our stockholders. The classification of the Board could thus make it more likely that incumbent directors will retain their positions.

     Number of Directors; Removal; Filling Vacancies. The Certificate of Incorporation provides that the number of directors will be fixed from time by a majority of the directors then in office, and may not be less than three or more than nine unless approved by at least two-thirds of the directors then in office. In addition, newly created directorships resulting from an increase in the authorized number of directors, vacancies on the Board resulting from death, resignation, retirement, disqualification or removal of directors or any other cause may be filled only by the Board (and not by the stockholders unless there are no directors in office), if a quorum is then in office and present, or by a majority of the directors then in office, if less than a quorum is then in office, or by the sole remaining director. Accordingly, the Board could prevent any stockholder from enlarging the Board and filling the new directorships with that stockholder's own nominees.

     The Certificate of Incorporation allows directors to be removed only for cause and only on the affirmative vote of at least 66 2/3% of the voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class.

     The provisions in the Certificate of Incorporation governing the number of directors, their removal and the filling of vacancies may discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to gain control of Waste Connections, or attempting to change the composition or policies of the Board, even though those attempts might benefit Waste Connections or our stockholders. These provisions of the Certificate of Incorporation could thus increase the likelihood that incumbent directors retain their positions.

     Limitations on Special Meetings; No Stockholder Action by Written
Consent. The Certificate of Incorporation and the By-Laws provide that only a majority of the Board of Directors or the President or Chairman of the Board may call a special meeting of stockholders, only matters stated in the notice of meeting or properly brought before the meeting by or at the direction of the Board may be transacted at the meeting, and stockholder action may be taken only at a duly called and convened meeting and may not be taken by written consent. These provisions, taken together, prevent stockholders from forcing consideration of stockholder proposals over the opposition of the Board, except at an annual meeting.

     Advance Notice Provisions for Stockholder Nominations and Stockholder Proposals. The By-Laws establish an advance notice procedure for stockholders to make nominations of candidates for election as a director, or to bring other business before an annual meeting of stockholders. In general, only persons nominated by or at the direction of the Board, any committee appointed by the Board, or a stockholder who has given timely written notice to the Secretary of Waste Connections, may be elected as directors. At an annual meeting, only business that has been brought before the meeting by, or at the direction of, the Board, any committee appointed by the Board, or a stockholder who has given timely written notice to the Secretary of Waste Connections, may be conducted. To be timely, notice of stockholder nominations or proposals to be made at an annual or special meeting must be received by Waste Connections not less than 60 days nor more than 90 days before the scheduled date of the meeting (or, if less than 70 days' notice or prior public disclosure of the date of the meeting is given, then the 15th day following the earlier of the day the notice was mailed or the day the public disclosure was made).

     By requiring advance notice of nominations by stockholders, the stockholder notice procedure gives the Board an opportunity to consider the qualifications of the proposed nominees and inform stockholders about those qualifications. By requiring advance notice of other proposed business, the stockholder notice procedure provides a more orderly procedure for conducting annual meetings of stockholders. It also gives the Board an opportunity to inform stockholders in advance of any business proposed to be conducted at meetings, together with the Board's recommendations regarding action to be taken with respect to that business, so that stockholders can better decide whether to attend such a meeting or to grant a proxy regarding the disposition of any business.

     Although the By-Laws do not give the Board any power to approve or disapprove stockholder nominations for the election of directors or proposals for action, the stockholder notice procedure may preclude a contest for the election of directors or the consideration of stockholder proposals. It may also discourage or deter a third party from soliciting proxies to elect its own slate of directors or to approve its own proposal, even though consideration of those nominees or proposals might benefit Waste Connections and our stockholders.

     Certain Provisions Relating to Potential Change of Control. The Certificate of Incorporation authorizes the Board and any Board committee to take action it determines to be reasonably necessary or desirable to encourage any person or entity to enter into negotiations with the Board and management about transactions that may result in a change of control of Waste Connections. The Board and its committees may also contest or oppose any such transaction that the Board determines to be unfair, abusive or otherwise undesirable to Waste Connections, our business, assets, properties or stockholders. The Board or any Board committee may adopt plans to issue securities of Waste Connections, and to determine the terms and conditions on which those securities may be exchangeable or convertible into cash or other securities. In addition, the Board or any Board committee may treat any holder or class of holders of those designated securities differently than all other security holders in respect of the terms, conditions, provisions and rights of those securities.

     This authority is intended to give the Board flexibility to act in the best interests of stockholders in the event of a potential change of control. These provisions may, however, deter potential acquirors from proposing unsolicited transactions not approved by the Board and might enable the Board to hinder or frustrate such a transaction if proposed.

     Amendment of the Certificate of Incorporation and By-Laws. The Certificate of Incorporation contains provisions requiring the affirmative vote of the holders of at least 66 2/3% of the voting power of the voting stock to amend some provisions of the Certificate of Incorporation (including the provisions discussed above relating to the size and classification of the Board, replacement and/or removal of Board members, action by written consent, special stockholder meetings, the authorization by the Board to take steps to encourage or oppose transactions that may result in a change of control of Waste Connections, and limitation of the liability of directors) or to amend any provision of the By-Laws by action of stockholders. These provisions make it more difficult for stockholders to make changes in the Certificate of Incorporation and the By-Laws, including changes designed to facilitate the exercise of control over Waste Connections.

     Waste Connections is a Delaware corporation and is subject to section 203 of the Delaware General Corporation Law. Section 203 generally prevents a person who, together with affiliates and associates, owns, or within the past three years did own, 15% or more of the outstanding voting stock of a corporation from engaging in some types of business combinations with the corporation for three years after the date that person became a 15% stockholder, subject to some exceptions. Business combinations covered by section 203 include a wide variety of transactions with or caused by a 15% stockholder, including mergers, asset sales and other transactions in which that Stockholder receives or could receive a benefit on other than a pro rata basis with other stockholders.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock is EquiServe Trust Company, N.A.

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

            MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The following is a summary of the material U.S. federal income tax considerations relating to the purchase, ownership and disposition of the notes and common stock into which notes may be converted. This summary is based on laws, regulations, rulings and decisions now in effect, all of which are subject to change or differing interpretation possibly with retroactive effect. Except as specifically discussed below with regard to non-U.S. holders, this summary applies only to beneficial owners that will hold notes and common stock into which notes may be converted as "capital assets" (within the meaning of Section 1221 of the Internal Revenue Code) and who, for U.S. federal income tax purposes, are (1) individual citizens or residents of the U.S., (2) corporations, partnerships or other entities created or organized in or under the laws of the U.S. or of any political subdivision thereof (unless, in the case of a partnership, Treasury Regulations otherwise provide), (3) estates, the incomes of which are subject to U.S. federal income taxation regardless of the source of such income or (4) trusts subject to the primary supervision of a U.S. court and the control of one or more U.S. persons or any trust that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person ("U.S. holders"). Persons other than U.S. holders are subject to special U.S. federal income tax considerations, some of which are discussed below. This discussion does not address tax considerations applicable to an investor's particular circumstances or to investors that may be subject to special tax rules, such as banks or other financial institutions, holders subject to the alternative minimum tax, tax-exempt organizations, insurance companies, regulated investment companies, foreign persons or entities (except to the extent specifically set forth below), dealers in securities, commodities or currencies, initial holders whose "functional currency" is not the U.S. dollar, persons that will hold notes as a position in a hedging transaction, "straddle" or "conversion transaction" for tax purposes or persons deemed to sell notes or common stock under the constructive sale provisions of the Code. This summary discusses the tax considerations applicable to initial holders of the notes who purchase the notes at their "issue price" as defined in Section 1273 of the Code and some tax considerations applicable to subsequent purchasers of the notes. We have not sought any ruling from the IRS or an opinion of counsel with respect to the statements made and the conclusions reached in the following summary, and the IRS might not agree with these statements and conclusions. In addition, the IRS may successfully adopt a contrary position. This summary does not consider the effect of the federal estate or gift tax laws or the tax laws (except as set forth below with respect to non-U.S. holders) of any applicable foreign, state, local or other jurisdiction.

     INVESTORS CONSIDERING THE PURCHASE OF NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE FEDERAL, ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

U.S. HOLDERS

  Taxation of Interest

     Interest paid on the notes will be included in the income of a U.S. holder as ordinary income at the time it is treated as received or accrued, in accordance with that holder's regular method of accounting for U.S. federal income tax purposes. Under Treasury Regulations, the possibility of an additional payment under a note may be disregarded for purposes of determining the amount of interest or original issue discount income to be recognized by a holder in respect of the note (or the timing of that recognition) if the likelihood of the payment, as of the date the notes are issued, is remote. A holder may require us to redeem any and all of his notes in the event of a change in control. We believe that the likelihood of a liquidated damages payment with respect to the notes is remote and do not intend to treat such possibility as affecting the yield to maturity of any note. Similarly, we intend to take the position that a change in control is remote under the Treasury Regulations, and likewise do not intend to treat the possibility of a change in control as affecting the yield to maturity of any note. If either contingency occurs, it would affect the amount and timing of the income that must be recognized by a U.S. holder of notes. The IRS may not agree with these positions. Our determination that there is a remote likelihood of paying additional interest on the notes is binding on each U.S. holder unless the holder explicitly discloses in the manner required by applicable Treasury Regulations that its determination is different from ours.

  Sale, Exchange or Redemption of the Notes

     Upon the sale, exchange (other than a conversion) or redemption of a note, a U.S. holder generally will recognize capital gain or loss equal to the difference between (1) the amount of cash proceeds and the fair market value of any property received on the sale, exchange or redemption (except to the extent that amount is attributable to accrued interest income not previously included in income, which will be taxable as ordinary income, or is attributable to accrued interest that was previously included in income, which amount may be received without generating further income) and (2) that holder's adjusted tax basis in the note. A U.S. holder's adjusted tax basis in a note generally will equal the cost of the note to that holder. That capital gain or loss will be long-term capital gain or loss if the U.S. holder's holding period in the note is more than one year at the time of sale, exchange or redemption. Long term capital gains recognized by some non-corporate U.S. holders, including individuals, will generally be subject to a maximum federal rate of tax of 20%. The deductibility of capital losses is subject to limitations.

  Market Discount

     The resale of the notes may be affected by the impact on a purchaser of the "market discount" provisions of the Code. For this purpose, the market discount on the notes generally will be equal to the amount, if any, by which the stated redemption price at maturity of the notes immediately after acquisition (other than at original issue) exceeds the holder's adjusted tax basis in the notes. Subject to a de minimis exception, these provisions generally require a U.S. holder who acquires notes at a market discount to treat as ordinary income any gain recognized on the disposition of the notes to the extent of the "accrued market discount" on the notes at the time of disposition, unless the holder elects to include accrued market discount in income currently. This election to include market discount in income currently, once made, applies to all market discount obligations acquired on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS. In general, market discount will be treated as accruing on a straight-line basis over the remaining term of the notes at the time of acquisition, or, at the election of the holder, under a constant yield method. A holder who acquires notes at a market discount and who does not elect to include accrued market discount in income currently may be required to defer the deduction of a portion of the interest on any indebtedness incurred or maintained to purchase or carry the notes until such notes are disposed of in a taxable transaction. If a holder acquires notes with market discount and receives our common stock upon conversion of such notes, the amount of accrued market discount not previously included in income with respect to the converted notes through the date of conversion will be treated as ordinary income upon the disposition of the common stock.

  Amortizable Premium

     A holder who purchases a note at a premium over its stated principal amount, plus accrued interest, generally may elect to amortize that premium ("Section 171 premium") from the purchase date to the note's maturity date under a constant-yield method that reflects semiannual compounding based on the note's payment period. Amortizable premium, however, will not include any premium attributable to a note conversion feature. The premium attributable to the conversion feature is the excess, if any, of the note's purchase price over what the note's fair market value would be if there were no conversion feature. Amortized Section 171 premium is treated as an offset to interest income on a note and not as a separate deduction. The election to amortize a premium on a constant yield method, once made, applies to all debt obligations held or subsequently acquired by the electing U.S. holder on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS.

  Deductibility of Interest

     Generally, under Section 279 of the Code, an interest deduction in excess of $5.0 million per year is not permitted with respect to some "corporate acquisition indebtedness." Corporate acquisition indebtedness includes any indebtedness that is:

     - issued to provide consideration for the direct or indirect acquisition of stock or assets of another corporation;

     - subordinated to the claims of trade creditors of the issuing corporation generally or expressly subordinated to any substantial amount of unsecured indebtedness, whether outstanding or subsequently issued, of the issuing corporation;

     - convertible directly or indirectly into the stock of the issuing corporation; and

     - issued by a corporation that has a debt to equity ratio that exceeds 2 to 1 or as to which the projected earnings do not exceed three times the annual interest to be paid or accrued by the corporation.

     Our ability to deduct all of the interest payable on the notes will depend on the application of the foregoing tests to us. We do not anticipate that the
Section 279 rules will apply to limit the deductibility of any of our interest payments on the notes. However, the application of these rules is subject to uncertainties and depends on various factual matters, so that there is no assurance that Section 279 will not apply. A limitation on the deductibility of our interest payments could have an adverse effect on Waste Connections.

     Under Section 163(l) of the Code, no deduction is permitted for interest paid or accrued on any indebtedness of a corporation that is "payable in equity" of the issuer or a related party. Debt is treated as debt payable in equity of the issuer if the debt is part of an arrangement designed to result in payment of the instrument with or by reference to the equity. These arrangements could include debt instruments that are convertible at the holder's option if it is substantially certain that the option will be exercised. The legislative history indicates that it is not expected the provision will affect debt with a conversion feature where the conversion price is significantly higher than the market price of the stock on the date of the debt issuance. Accordingly, we do not believe that our interest deduction with respect to interest payments on the notes will be adversely affected by these rules.

  Conversion of the Notes

     A U.S. holder generally should not recognize any income, gain or loss upon conversion of a note into common stock except with respect to cash received in lieu of a fractional share of common stock. A U.S. holder's tax basis in the common stock received on conversion of a note should be the same as that holder's adjusted tax basis in the note at the time of conversion (reduced by any basis allocable to a fractional share interest), and the holding period for the common stock received on conversion should generally include the holding period of the note converted.

     Cash received in lieu of a fractional share of common stock upon conversion will be treated as a payment in exchange for the fractional share of common stock. Accordingly, the receipt of cash in lieu of a fractional share of common stock generally will result in capital gain or loss (measured by the difference between the cash received for the fractional share and the holder's adjusted tax basis in the fractional share).

  Distributions on Common Stock

     Distributions, if any, made on the common stock after a conversion generally will be included in the income of a U.S. holder as ordinary dividend income to the extent of our current or accumulated earnings and profits. Distributions in excess of our current and accumulated earnings and profits will be treated as a return of capital to the extent of the U.S. holder's basis in the common stock and thereafter as capital gain. A dividend distribution to a corporate U.S. holder may qualify for a dividends received deduction.

  Adjustment of Conversion Price

     Holders of convertible debt instruments such as the notes may, in certain circumstances, be deemed to have received distributions of stock if the conversion price of those instruments is adjusted. Adjustments to the conversion price made pursuant to a bona fide reasonable adjustment formula which has the effect of preventing the dilution of the interest of the holders of the debt instruments, however, will generally not be considered to result in a constructive distribution of stock. Some of the possible adjustments provided in the notes (including, without limitation, adjustments in respect of taxable dividends to our stockholders) will not qualify as being pursuant to a bona fide reasonable adjustment formula. If these adjustments are made, the U.S. holders of notes will be deemed to have received constructive distributions taxable as dividends to the extent of our current and accumulated earnings and profits even though they have not received any cash or property as a result of these adjustments. In some circumstances, the failure to provide for such an adjustment may result in taxable dividend income to the U.S. holders of common stock.

  Sale of Common Stock

     Upon the sale or exchange of common stock, a U.S. holder generally will recognize capital gain or loss equal to the difference between (1) the amount of cash and the fair market value of any property received upon the sale or exchange and (2) the U.S. holder's adjusted tax basis in the common stock. This capital gain or loss will be long-term capital gain or loss if the U.S. holder's holding period in common stock is more than one year at the time of the sale or exchange. Long-term capital gains recognized by certain non-corporate U.S. holders, including individuals, will generally be subject to a maximum federal rate of tax of 20%. A U.S. holder's basis and holding period in common stock received upon conversion of a note are determined as discussed above under "Conversion of the Notes." The deductibility of capital losses is subject to limitations.

  Backup Withholding and Information Reporting

     Backup withholding of U.S. federal income tax at a rate of 31% may apply to payments in respect of a note or common stock to a U.S. holder that is not an "exempt recipient" and that fails to provide certain identifying information (such as the holder's taxpayer identification number) in the manner required. Generally, individuals are not exempt recipients, whereas corporations and some other entities are exempt recipients. Payments made in respect of a note or common stock must be reported to the IRS, unless the U.S. holder is an exempt recipient or otherwise establishes an exemption. The amount of any backup withholding from a payment to a U.S. holder will be allowed as a credit against the U.S. holder's federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished to the IRS.

SPECIAL TAX RULES APPLICABLE TO NON-U.S. HOLDERS

  Taxation of Interest

     In general, subject to the discussion below concerning backup withholding, payments of interest on the notes by us or any paying agent to a beneficial owner of a note that is a non-U.S. holder will not be subject to U.S. withholding tax, provided that:

     - the non-U.S. holder does not own, actually or constructively, 10% or more of our total combined voting power of all classes of stock entitled to vote within the meaning of Section 871(h)(3) of the Code,

     - the non-U.S. holder is not a "controlled foreign corporation" with respect to which Waste Connections is a "related person" within the meaning of the Code,

     - the non-U.S. holder is not a bank receiving interest described in Section 881(c)(3)(A) of the Code, and

     - the certification requirements under Section 871(h) or Section 881(c) of the Code and Treasury Regulations thereunder (discussed below) are satisfied.

     Interest on notes not excluded from U.S. withholding tax as described above generally will be subject to U.S. withholding tax at a 30% rate, except where an applicable tax treaty provides for the reduction or elimination of such withholding tax.

     To satisfy the certification requirements referred to above, Sections 871(h) and 881(c) of the Code and the Treasury Regulations thereunder require that either (1) the beneficial owner of a note must certify, under penalties of perjury, to us or our paying agent, that that owner is a non-U.S. holder and must provide that owner's name and address, and U.S. TIN, if any, or (2) a securities clearing organization, bank or other financial institution that holds customer securities in the ordinary course of its trade or business and holds the note on behalf of the beneficial owner thereof must certify, under penalties of perjury, to us or our paying agent, that the certificate has been received from the beneficial owner and must furnish the payor with a copy thereof. This requirement will be fulfilled if the beneficial owner of a note certifies on IRS Form W-8BEN or successor form, under penalties of perjury, that it is a Non-U.S. holder and provides its name and address or any financial institution holding the note on behalf of the beneficial owner files a statement with the withholding agent that it has received that statement from the beneficial owner (and furnishes the withholding agent with a copy).

     The Treasury Regulations provide alternative methods for satisfying these certification requirements. The Treasury Regulations also require, in the case of notes held by a foreign partnership, that the certification be provided by the partners rather than by the foreign partnership, and the partnership provide information, including a TIN. A look-through rule applies in the case of tiered partnerships.

     If a non-U.S. holder of a note is engaged in a trade or business in the U.S. and if interest on the note is effectively connected with the conduct of that trade or business (and, if some tax treaties apply, is attributable to a U.S. permanent establishment maintained by the non-U.S. holder in the U.S.), the non-U.S. holder will generally be subject to U.S. federal income tax on that interest on a net income basis in the same manner as if it were a U.S. holder. In lieu of the certificate described above, that a non-U.S. holder must provide us with a properly executed IRS Form W-8ECI or 4224 or successor form in order to claim an exemption from any applicable withholding tax. In addition, if that non-U.S. holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% (or a lower rate provided by an applicable treaty) of its effectively connected earnings and profits for the taxable year, subject to adjustments.

  Conversion of the Notes

     A non-U.S. holder generally will not be subject to U.S. federal withholding tax on the conversion of a note into common stock. To the extent a non-U.S. holder receives cash in lieu of a fractional share of common stock upon conversion, that cash may give rise to gain that would be subject to the rules described below with respect to the sale or exchange of a note or common stock. See "Sale, Exchange or Redemption of the Notes or Common Stock" below.

  Adjustment of Conversion Price

     The conversion price of the notes is subject to adjustment in some circumstances. Any adjustment could, in some circumstances, give rise to a deemed distribution to non-U.S. holders of the notes. See "U.S.
Holders -- Adjustment of Conversion Price" above. In that case, the deemed distribution would be subject to the rules below regarding withholding of U.S. federal tax on dividends in respect of common stock.

  Distributions on Common Stock

     Distributions on common stock will constitute a dividend for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. Dividends paid on common stock held by a non-U.S. holder will be subject to U.S. federal withholding tax at a rate of 30% (or lower treaty rate, if applicable) unless the dividend is effectively connected with the conduct of a U.S. trade or business by the non-U.S. holder and, if required by a tax treaty, is attributable to a permanent establishment maintained in the United States, in which case the dividend will be subject to U.S. federal income tax on net income that applies to U.S. persons generally (and with respect to corporate holders under some circumstances, the branch profits tax). A non-U.S. holder may be required to satisfy certain requirements to claim a reduction of or exemption from withholding under these rules.

  Sale, Exchange or Redemption of the Notes or Common Stock

     A non-U.S. holder of a note or common stock will not be subject to U.S. federal income tax on gains realized on the sale, exchange or other disposition of such note or common stock unless:

     - the non-U.S. holder is an individual who is present in the U.S. for 183 days or more in the taxable year of sale, exchange or other disposition, and specified conditions are met,

     - the gain is effectively connected with the conduct by the non-U.S. holder of a trade or business in the U.S. and, if certain U.S. income tax treaties apply, is attributable to a U.S. permanent establishment maintained by the non-U.S. holder,

     - the non-U.S. holder is subject to Code provisions applicable to certain U.S. expatriates, or

     - in the case of a note or common stock held by a person who holds more than 5% of our stock, we are or have been, at any time within the shorter of the five-year period preceding that sale or other disposition or the period the non-U.S. holder held the common stock, a U.S. real property holding corporation for U.S. federal income tax purposes. We do not believe that we currently are a USRPHC or that we will become one in the future.

  U.S. Federal Estate Tax

     A note held by an individual who at the time of death is not a citizen or resident of the U.S. (as specially defined for U.S. federal estate tax purposes) will not be subject to U.S. federal estate tax if the individual did not actually or constructively own 10% or more of the total combined voting power of all classes of our stock and, at the time of the individual's death, payments with respect to the note would not have been effectively connected with the conduct by that individual of a trade or business in the U.S. Common stock held by an individual who at the time of death is not a citizen or resident of the U.S. (as specially defined for U.S. federal estate tax purposes) will be included in the individual's estate for U.S. federal estate tax purposes, unless an estate tax treaty otherwise applies.

     Non-U.S. holders should consult with their tax advisors regarding U.S. and foreign tax consequences with respect to the notes and common stock.

  Backup Withholding and Information Reporting

     In the case of payments of interest on a note to a non-U.S. holder, Treasury Regulations provide that backup withholding and information reporting will not apply to payments with respect to which either requisite certification has been received or an exemption has otherwise been established (provided that neither we nor our paying agent has actual knowledge that the holder is a U.S. holder or that the conditions of any other exemption are not satisfied).

     Dividends on common stock paid to non-U.S. holders that are subject to U.S. withholding tax, as described above, generally will be exempt from U.S. backup withholding tax but will be subject to information reporting.

     Payments of the proceeds of the sale of a note or common stock to or through a foreign office of a U.S. broker or a foreign broker that is a "controlled foreign corporation" within the meaning of the Code or a foreign person, 50% or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment was effectively connected with the conduct of a trade or business within the U.S. are currently subject to certain information reporting requirements, unless the payee is an exempt recipient or the broker has evidence in its records that the payee is a non-U.S. holder and no actual knowledge that such evidence is false and other conditions are met. Temporary Treasury Regulations indicate that these payments are not currently subject to backup withholding.

     Under current Treasury Regulations, payments of the proceeds of a sale of a note or common stock to or through the U.S. office of a broker will be subject to information reporting and backup withholding unless the payee certifies under penalties of perjury as to his or her status as a non-U.S. holder and satisfies other qualifications (and no agent of the broker who is responsible for receiving or reviewing that statement has actual knowledge that it is incorrect) and provides his or her name and address or the payee otherwise establishes an exemption.

     Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder of a note or common stock will be allowed as a credit against that holder's U.S. federal income tax, if any, or will be otherwise refundable if the required information is furnished to the IRS in a timely manner.

     The Treasury Regulations permit the shifting of primary responsibility for withholding to some financial intermediaries acting on behalf of beneficial owners. A non-U.S. holder of a note or common stock should consult with its tax advisor regarding the application of the backup withholding rules to its particular situation, the availability of an exemption from backup withholding, and the procedure for obtaining an exemption.

     THE PRECEDING DISCUSSION OF MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. ACCORDINGLY, EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISER AS TO THE PARTICULAR U.S. FEDERAL, STATE, AND LOCAL TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF THE NOTES AND OUR COMMON STOCK. TAX ADVISORS SHOULD ALSO BE CONSULTED AS TO THE U.S. ESTATE AND GIFT TAX CONSEQUENCES

AND THE FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING OR DISPOSING OF OUR NOTES AND COMMON STOCK, AS WELL AS THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

    DESCRIPTION OF WASTE CONNECTIONS, MANAGEMENT AND ADDITIONAL INFORMATION

     A description of Waste Connections, and information relating to executive compensation, various benefit plans, voting securities and the principal holders of voting securities, relationships and related transactions and other related matters as to Waste Connections is incorporated by reference or set forth in Waste Connections' Annual Report on Form 10-K for the year ended December 31, 2000, which is incorporated into this prospectus by reference. Stockholders desiring copies of such documents may contact Waste Connections at our address or phone number indicated under "Incorporation by Reference."

                                 LEGAL MATTERS

     Some legal matters with respect to the validity of the notes offered by this prospectus and the common stock issuable upon conversion of the notes are being passed upon for Waste Connections by Shartsis, Friese & Ginsburg LLP, San Francisco, California.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended December 31, 2000, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our consolidated financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any materials we file with the SEC at the SEC's public reference room at Room 1024, 450 Fifth Street, N.W., Washington, D.C., as well as at the SEC's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, NY 10048. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference rooms. Our SEC filings are also available at the SEC's website at "http://www.sec.gov." In addition, you can read and copy our SEC filings at the office of the National Association of Securities Dealers, Inc. at 1735 K Street, Washington, D.C. 20006.

                           INCORPORATION BY REFERENCE

     The SEC allows us to "incorporate by reference" information that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of this offering:

     - Annual Report on Form 10-K for the year ended December 31, 2000;

     - Amended Annual Report on Form 10-K/A for the year ended December 31,
       2000;

     - Quarterly Report on Form 10-Q for the quarter ended March 31, 2001;

     - Amended Quarterly Report on Form 10-Q/A for the quarter ended March 31, 2001;

     - Report on Form 8-K filed on April 3, 2001;

     - Report on Form 8-K filed on April 26, 2001; and

     - Quarterly Report on Form 10-Q for the quarter ended June 30, 2001.

You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

                               INVESTOR RELATIONS
                            WASTE CONNECTIONS, INC.
                         620 COOLIDGE DRIVE, SUITE 350
                                FOLSOM, CA 95630
                                 (916) 608-8200

     This prospectus is part of a Registration Statement we filed with the SEC. You should rely only on the information incorporated by reference or provided in this prospectus, any prospectus supplement and the registration statement. We have not authorized anyone to provide you with different information. You should assume that the information in this prospectus and any prospectus supplement is accurate only as of the date on the front of the document. Our business, financial condition, results of operations and prospects may have changed since that date. Any material changes that we do not disclose in a supplement to this prospectus will be incorporated by reference to future filings with the SEC.

YOU SHOULD RELY ONLY ON THE INFORMATION IN THIS PROSPECTUS. WASTE CONNECTIONS HAS NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. THIS PROSPECTUS IS NOT AN OFFER TO SELL, AND IT DOES NOT SEEK AN OFFER TO BUY, THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED. THE INFORMATION IN THIS PROSPECTUS IS CURRENT ONLY AS OF THE DATE OF THIS PROSPECTUS. ANY MATERIAL CHANGES THAT WE DO NOT DISCLOSE IN A SUPPLEMENT TO THIS PROSPECTUS WILL BE INCORPORATED BY REFERENCE TO FUTURE FILINGS WITH THE SEC.

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................    4
Risk Factors..........................    8
Use of Proceeds.......................   17
Price Range of Common Stock...........   18
Dividend Policy.......................   18
Selling Holders.......................   19
Plan of Distribution..................   21
Description of Notes..................   22
Description of Capital Stock..........   34
Material United States Federal Income
  Tax Considerations..................   39
Description of Waste Connections,
  Management and Additional
  Information.........................   46
Legal Matters.........................   46
Experts...............................   46
Where You Can Find More
  Information.........................   46
Incorporation by Reference............   47

[WASTE CONNECTIONS, INC. LOGO]

$150,000,000
Prospectus


September 10, 2001